

WMS Industries Inc.

2006 Annual Report

Innovation and teamwork drive growth

continued leadership in

PLAYER-DRIVEN INNOVATIONS AND *delivery of creative* game content

WMS is exclusively focused on the gaming industry through the creation, design, manufacturing and marketing of high-earning video, video poker and mechanical reel-spinning gaming machines and video lottery terminals. Our mission is to create the most entertaining gaming products in the world and service our customers with an uncompromising passion for quality. All of our employees embrace our core values of innovation, tenacity, passion, quality and integrity, and we are guided by the fundamental principle of teamwork.

WMS

NYSE

Financial highlights for the years ended June 30,

in millions, except per share amounts	2006	2005	2004
Total Revenues	$ 451	$ 388	$ 230
Gross Profit	241	196	128
Operating Income (Loss)	49	31	(2)
Net Income (Loss)	$ 33	$ 21	$ (1)
Earnings (Loss) Per Share—Diluted	$0.94	$0.62	$(0.03)

Total Revenues
in millions



$230
$388
$451
2004
2005
2006

Operating Margin
in percent



0%
8%
11%
2004
2005
2006

Stockholders' Equity
in millions



$240
$285
$326
2004
2005
2006

Return on Equity
in percent



0%
8%
11%
2004
2005
2006

KEY ACCOMPLISHMENTS *of* 2006

- **Marketplace:** WMS grew new unit sales in North America and several international markets, while increasing average selling prices 16%, despite a challenging replacement market. Gaming operations revenues grew 35% based on a 20% rise in the participation game installed base and a 17% increase in average revenue per day. This growth reflects the innovative and entertaining play that our products provide to casino players, which generates higher daily earnings for casino operators.

- **Technology:** Technological innovation and creation of intellectual property are fundamental drivers of WMS' market share gains and financial success. In fiscal 2006, we significantly enlarged our intellectual property portfolio, as patents pending increased over 30% to more than 700. Substantial resources have been, and continue to be, directed toward creating technology advances and game play features to provide players with a value-added experience.

- **Reinvestment and Return:** Cash flow provided by operating activities increased by almost $100 million from fiscal 2005, benefiting from a 57% increase in net income and more effective utilization of working capital. As a result, for the first time in four years, cash flow generated from operating activities exceeded the cash flow used in investing activities. These factors supported $10 million of share repurchases in fiscal 2006, even as we reinvested over $85 million in royalty advances, licensed technologies and patents, additions to gaming operations machines, and capital expenditures to sustain future growth.



Brian Gamache
President and Chief Executive Officer



Orrin Edidin
Executive Vice President and Chief Operating Officer



Scott Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer

57%

Net income growth in fiscal 2006

TO OUR STOCKHOLDERS,

Fiscal 2006 was another strong and successful year for WMS, with net income up 57% on a 16% increase in revenues. During the year, we were able to launch several new products that helped grow our market share of both new units shipped and our installed base of participation gaming machines, even under challenging market conditions. Our operating margin increased to 11% from 8% in fiscal 2005, despite a 2% impact from new accounting for share-based payments, benefiting from aggressive cost management and higher sales of premium-priced products. Cash flow from operating activities grew almost $100 million over the prior year, while our return on stockholders' equity rose to 11% from 8%.

Importantly, we balanced our growth with continued investments in new technology, game development and additions to our installed base of participation games that offer recurring revenue at attractive gross profit margins. As a result, we ended the fiscal year with a full pipeline of exciting new products staged for launch in fiscal 2007, and a healthy balance sheet capable of supporting a broad range of initiatives to sustain future growth and build shareholder value.

Having expanded our product line in recent years to provide gaming machines that address all segments of the slot floor, we entered fiscal 2006 focused on extending our reputation for delivering the industry's best games. We launched a record number of new games during the year with offerings such as *POWERBALL®* and *Jackpot Party Progressive™* driving positive play experiences for casino players and excellent returns for our casino customers. We also launched new product lines, including premium-priced products such as our *Hot Hot Penny®* series of video gaming machines and our *Hot Hot Super Jackpot™* series of 5-reel mechanical reel-spinning gaming machines.

To create imaginative new games appropriate to different markets, WMS has established creative game development teams that offer locally focused cultural perspectives devoted to specific regions around the globe. To reduce our dependence on North American revenues, we expanded our commitment to locally based game development with the acquisition of The Netherlands-based Orion Gaming in July 2006. Orion brings to WMS a talented and proven management team and game development team with a European perspective. Importantly, Orion shares WMS' vision and philosophy toward product innovation and customer satisfaction. As such, we expect a smooth integration as we collaboratively develop opportunities to leverage common practices and efficiencies, while creating market-differentiated content and gaming products.

WMS has been meeting and exceeding the ever-increasing entertainment expectations of casino players through innovative applications of new technology, and this focus remains fundamental to our future strategy. With the coming evolution of server-based gaming technology, we will again demonstrate our ability to drive innovation to raise the entertainment bar, while providing casino operators with better tools to help improve their results.

In fiscal 2007, we intend to invest $10 million more in research and development for server-enhanced gaming initiatives and for technology tools to provide rapid game development. We will launch our first server-based product, *MONOPOLY*™ *Big Event*®, which will offer players the first-of-its-kind, true communal gaming experience. Future product offerings, based on our *Wide-Area Game Enhancement Network*™, or *WAGE-NET*™ technology later in fiscal 2007 and into fiscal 2008, will extend our capabilities to support added features and advanced gaming experiences that can only be enabled in a networked gaming environment.

As we enter fiscal 2007, we do so with full realization of the challenges still presented by the current marketplace. It is a tough, competitive arena, made more so by the current slower replacement cycle. Yet, because of our strength in delivering high earning games and by keeping the customer foremost in our thinking, we expect to increase our market share, domestically and internationally.

In fiscal 2007, new markets, such as Broward County, Florida, are expected to open and expansions are anticipated in markets such as Macau, Chile, Hungary, and California. We also recently expanded our arrangements with Multimedia Games to address the newly opened Mexican market and the changing market in Oklahoma. Importantly, although the U.S. Gulf Coast and Russian markets remain in transition, they present substantial future sales opportunities for WMS, both near term and over the longer term. Our products have proven to be a popular entertainment value in both markets in the past, and when they re-open, we believe demand will be stronger than ever.

Our accomplishments are a tribute to the passion, tenacity and hard work of WMS' dedicated team of employees who consistently deliver tangible value to the marketplace while positioning the Company for further growth. It takes significant creative focus and discipline to develop and

$98 *million*

Increase in cash flow from operating activities

produce imaginative new games. WMS' talented graphic artists and game developers, skilled software engineers and mathematicians, dedicated regulatory compliance and quality control teams, and our highly capable procurement, manufacturing, selling and administrative staffs, reflect WMS' corporate culture that prioritizes innovative thinking and customer focus.

In fiscal 2006, we began new initiatives that we believe will continue to strengthen our competitive advantages in the years ahead as we improve our operating processes and practices. We recently began to evolve our production processes through the cross-functional team efforts of our employees. Focused on eliminating waste, increasing customer responsiveness, improving quality and strengthening employee accountability and responsibility, we embarked on a path of continuous improvement under our lean sigma initiative.

Progress is already well underway to simplify and streamline our manufacturing and procurement practices. Our first efforts in fiscal 2006 contributed to a $28 million, or 27%, reduction in inventory levels despite the 16% growth in our business, and we expect to realize further reductions in inventory during fiscal 2007. As we continue to address the transformation of our production processes, we are applying similar process-improvement tools to other business processes throughout WMS, from order entry to product configuration.

With significant opportunities and potential ahead, there are also times when the best return to shareholders is through the repurchase of our own common stock. To further that goal, the Board of Directors recently expanded and extended the Company's common stock repurchase authorization by an additional $15 million.

With a strong market position, broad range of innovative, high-earning products, excellent cash flows from operations and employees focused on advancing our plans to promote further growth and profitability, we expect great results in fiscal 2007 and in the periods ahead. We look forward to reporting to you on our success and progress.

Lou Nicastro
Chairman of the Board

Brian Gamache
President and Chief Executive Officer

83

New game themes launched in 2006

focused on

CREATIVE GAME DEVELOPMENT AND *player-driven* innovations

Creating great games is the hallmark of WMS and is central to the fabric of our corporate culture. Our legacy to innovate and develop games that have visual appeal, entertaining play and rewarding bonus rounds and jackpots is a distinct competitive advantage.

In fiscal 2006, WMS introduced a record number of new games—roughly 20% more than in fiscal 2005. These games included *POWERBALL*, *Lucky Lemmings®*, *Gold Fish®*, *Hot Hot Super Jackpot* and *Jackpot Party Progressive*.

By keeping players and customers in the forefront of our thinking, we are able to apply technological advancement in new ways that offer entertainment and excitement to casino patrons. We support our creative efforts with player research, resulting in innovative new play features and game methodologies that attract and retain players. In turn, this feedback from players creates the *Player Driven Innovation*™ that provides high-earning games to our casino customers.

During the past few years, a key aspect of our growth strategy was to offer a full product line of gaming machines. We have accomplished this goal, and in fiscal 2007 we expect to extend our success with a robust pipeline of new games scheduled to launch across the full spectrum of slot categories.

Our ability to grow and effectively bring new games to market will be enhanced with the recent creation of innovative new software development tools. We expect the benefits to be significant as we develop more new games for casinos worldwide and quickly bring follow-on themes to market.


LUCKY LEMMINGS
on an active payline
PAY UP TO
240,000
CREDITS
MULTI DENOMS
WMS GAMING
LUCKY LEMMINGS
BONUS
210 CREDITS WON
20
3
60
210
SPIN
MAX BET
27130
SELECT LINES
BET PER LINE
PAYS & HELP
COLLECT
TO WIN TOP AWARD
RECEIVE TICKET
LUCKY LEMMINGS
9 LINES
15 LINES
20 LINES





256%

Increase in installed base of WAP and LAP products during fiscal 2006

The growing success of WAP and LAP products, including the successful launch of the *POWERBALL* wide-area rogressive gaming machine beginning in March 2006, drove a 17% improvement in verage daily revenue for our participation business in fiscal 2006.



POW
RED
MEGA
SUPER
GRAND
$ 78.25
$ 43.57
$ 12.20
POWER BALL
POWER


BALL
71,179.98
BLUE
$ 202.18
$ 18.36
$ 13.92
12
9
24
POWER
BALL
POWER
BALL
DOUBLE


EASTWOOD
437.907.27
BRONCO BILLY
CLINT EASTWOOD
BRONCO BILLY
SHARP SHOOTER BONUS
BEAN

35%

Increase in gaming operations revenues

focused on

GAMING OPERATIONS THAT ADD STELLAR *recurring* growth

A key element in our growth is the success generated by our gaming operations business. With an installed base of nearly 8,000 linked and non-linked participation and casino-owned daily fee gaming machines, WMS today maintains a large number of participation games that generate a recurring stream of lease revenues.

Linked wide-area progressive (WAP) and local-area progressive (LAP) gaming machines comprise 47% of our participation base, having grown from just 16% a year ago. The introduction of high-earning WAP and LAP gaming machines drove growth in our average revenue per day to $57.04, or 17% above fiscal 2005 levels.

During the past two years, we aggressively grew this business by investing $133 million of our cash flow into expanding our installed base, plus additional investment in research and development efforts to create high profile and successful games. With recurring revenues and attractive gross profit margins, we benefit from solid returns on these investments. Longer-term, based on our plans for additional introductions of high-earning WAP and LAP game series, we expect that gaming operations may grow to 40% of our total revenue base.

We expect to introduce two new series of both LAP and WAP games in fiscal 2007, including late in fiscal 2007, a new WAP series featuring a totally differentiated player experience. A new advancement in sound will be offered with the introduction of the *BOSE® 3-SPACE SURROUND SOUND™* chair in our new *TOP GUN™* gaming machine.

700+

Patents pending

focused on

NEW TECHNOLOGY *gaming platforms* AND **networked** GAME PLAY

A key element in generating the excitement of our games is the behind-the-scenes performance of the technology platform. We are committed to drive technological advances to enhance and support our great game content—investing in the people, tools and infrastructure that create increased value for customers and casino patrons, and building sustainable growth for our shareholders.

Fiscal 2007 will see the launch of our first phase of server-based gaming technology with the introduction of the *MONOPOLY Big Event* product. Server-based technology opens up new opportunities to create enhanced player experiences which can only be enabled in a networked environment. WMS has developed, patented and licensed significant pools of intellectual property in this area, particularly in adapting the emerging technology to create better games and provide enhanced player entertainment.

Also scheduled for introduction later in calendar 2007 is the first series of mechanical reel gaming machines featuring a new interactive display technology enabled by a licensing agreement that joins WMS' proprietary intellectual property with licensed intellectual property from Aruze Corporation of Japan.

With a world-class, reliable operating system—the *CPU-NXT®* platform—as the center of all of our gaming machines, WMS is completing work on the next level of support—the *CPU-NXT2™* operating system. Building on the stability of our existing platform, *CPU-NXT2* will offer enhanced game graphics and additional features that will attract and retain casino patrons.


MONOPOLY
MONOPOLY
BIG EVENT
ANOTHER BIG EVENT IS COMING!
ARE YOU READY?
COMMUNITY
gaming
BIG EVENT



SUPER HOT HOT JACKPOT
HOT HOT
SUPER JACKPOT
BONUS RESPINS!!!
FREE RESPIN
MORE FREE SPINS!!!
SCATTER PAYS
BONUS
10 FREE SPINS
LINE PAYS
10000
MORE FREE SPINS MORE OFTEN
INSERT CREDIT
PLAY MAX CREDITS TO WIN TOP AWARD
MORE FREE SPINS MORE OFTEN
WITH HOT HOT
WMS GAMING
3 or mor
scattered





300
basis points

Improvement in operating profit margin

The extension of our mechanical reel-spinning product line was noteworthy with the success of our *Hot Hot Super Jackpot* game, our first 5-reel mechanical gaming machine.


TOTAL BET
1495 BONUS CREDITS WON



$28 million

Cash from inventory reduction in 2006

focused on

DELIVERING OPERATIONAL IMPROVEMENTS AND **enriching** THE *customer experience*

There is a palpable excitement around WMS as we strive to enhance our operating processes—from the production floor to our field service presence. Being nimble has been a fundamental strength behind our ability to adapt and succeed. With greater growth, however, comes the need to reassess how we do things and what can be improved. By enlisting the assistance of those employees closest to the work and empowering these cross-functional teams, we can simplify and reengineer our procedures to become more flexible and responsive, while simultaneously lowering our costs and providing greater satisfaction to our employees and customers alike.

During fiscal 2006, we launched our lean sigma initiative to employ continuous improvement tools to raise the standard on Customer Satisfaction and Product Quality, while eliminating waste throughout all facets of our operations. By marrying these continuous improvement tools with a reinvigoration of our commitment to exceed customer expectations, we expect to drive substantial improvements in operational effectiveness and raise the bar on our customers' experience.

From the launch of a new customer resource and call center in fiscal 2006, to the targeting of significant operational improvements in our procurement practices and easing the effort to enter customer orders in our system in fiscal 2007, we are on a path to drive significant improvements in our supply chain and customer satisfaction.

1,320

Approximate number of employees worldwide at June 30, 2006

focused on

OUR EMPLOYEES' *passion* AND *drive* keep us on top

To sustain future growth and success, particularly in our industry where technology and creative entertainment play key roles, we depend highly on our employees. Our past achievements were only accomplished through the passion, tenacity and hard work of our many employees worldwide.

A substantial portion of management's job is to create a stimulating and satisfying work environment that brings out the best in our people, and WMS takes this responsibility seriously. We are diligent in our efforts to develop our employees and recruit additional talented and experienced people with new skill sets. We strive to create an atmosphere where excellence is recognized and successes are celebrated and rewarded.

Increasingly, as we continue to grow globally, we will need to address new needs that require different skills and capabilities. We recognize that we must be adaptive and open to new ideas. Our very success will require that we remain vigilant in our focus to search different industries for new technologies and better processes, as well as develop and recruit experienced people who can implement these new ideas and strategies.

WMS is fortunate to enjoy a rich culture that encourages innovation and customer focus, which is the direct benefit of having passionate, tenacious and talented people throughout the organization. Our people are truly our most important asset.






CHERRY BOMB

DIRECTORS & OFFICERS

BOARD OF DIRECTORS

Louis J. Nicastro
Chairman of the Board
WMS Industries Inc.

Brian R. Gamache
President and
Chief Executive Officer
WMS Industries Inc.

Norman J. Menell
Vice Chairman of the Board
WMS Industries Inc.

Harold H. Bach, Jr.
Private Investor

Neil D. Nicastro
Private Investor

Edward W. Rabin, Jr.
Retired President
Hyatt Hotels Corporation

Harvey Reich
Attorney-at-Law

Ira S. Sheinfeld
Partner
Hogan & Hartson, LLP
(Attorneys-at-Law)

William J. Vareschi, Jr.
Private Investor

BOARD COMMITTEES

Audit and Ethics Committee:
Harold H. Bach, Jr.
Chairman
Edward W. Rabin, Jr.
William J. Vareschi, Jr.

Compensation Committee:
Edward W. Rabin, Jr.
Chairman
Harvey Reich

Nominating and Corporate Governance Committee:
William J. Vareschi, Jr.
Chairman
Harvey Reich

Gaming Compliance Committee:
Steve DuCharme
(Non-board member)
Chairman
Harvey Reich
David M. Satz, Jr.
(Emeritus board member)

EXECUTIVE OFFICERS

Brian R. Gamache
President and
Chief Executive Officer

Orrin J. Edidin
Executive Vice President and
Chief Operating Officer

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and
Treasurer

Patricia C. Barten
Senior Vice President of
Supply Chain and
Business Process Management

Kathleen McJohn
Vice President, General Counsel
and Secretary

John P. McNicholas, Jr.
Vice President, Controller
and Chief Accounting Officer



Executive Committee photo shown from left to right:
Rob Siemasko—*Vice President of Product Management*
Steve Cramer—*Vice President of Customer Service and Field Operations*
Ken Lochiatto—*Senior Vice President of Sales Operations*
Laurie Lasseter—*Vice President of Engineering and Chief Technology Officer*
Kathleen McJohn—*Vice President, General Counsel and Secretary*
Rob Bone—*Vice President of Marketing*
Patty Barten—*Senior Vice President of Supply Chain and Business Process Management*
Mike Komenda—*Vice President of Human Resources*
Ron Dinola—*Vice President of Gaming Operations*
Larry Pacey—*Senior Vice President of Product Development*
Dean Ehrlich—*Vice President of North American Sales*
Sebastián Salat—*Vice President and Managing Director—International* (not pictured)

5-YEAR FINANCIAL DATA

Fiscal Year Ended June 30,	2006	2005	2004	2003	2002
(in millions of U.S. dollars and millions of shares, except per share amounts)					
STATEMENT OF OPERATIONS DATA					
Product sales revenues	$302.5	$278.6	$145.9	$ 85.7	$ 75.6
Gaming operations revenues	148.7	109.8	84.3	93.0	99.1
Total revenues	451.2	388.4	230.2	178.7	174.7
Cost of product sales	174.1	167.2	87.4	52.1	50.0
Cost of gaming operations	36.4	25.2	15.3	21.0	15.1
Research and development expense	49.0	50.3	44.8	40.3	26.0
Selling and administrative expense	88.0	74.6	57.6	56.2	47.1
Depreciation and amortization expense	54.7	40.4	26.9	26.7	23.9
Operating income (loss)	49.0	30.7	(1.8)	(17.6)	12.6
Interest and other income (expense)	0.2	(0.4)	(1.2)	(1.3)	2.9
Income (loss) before income taxes	49.2	30.3	(3.0)	(18.9)	15.5
Provision (benefit) for income taxes	15.9	9.1	(2.1)	(10.6)	5.6
Net income (loss)[1][2][3][5]	$ 33.3	$ 21.2	$ (0.9)	$ (8.3)	$ 9.9
COMMON SHARE SUMMARY					
Net income (loss) per share—basic	$ 1.06	$ 0.69	$ (0.03)	$ (0.27)	$ 0.31
Net income (loss) per share—diluted	$ 0.94	$ 0.62	$ (0.03)	$ (0.27)	$ 0.30
Weighted average common shares outstanding—basic	31.4	30.7	29.7	30.4	32.1
Weighted average common shares and common stock equivalents outstanding—diluted	37.9	37.7	29.7	30.4	32.5
BALANCE SHEET DATA					
Cash and cash equivalents, restricted cash and short-term investments[4]	$ 52.7	$ 44.8	$116.2	$160.3	$105.6
Working capital	234.2	241.8	237.5	220.9	171.0
Total assets	526.4	478.4	395.0	351.0	281.2
Long-term debt[4]	115.0	115.0	115.0	100.0	—
Stockholders' equity	325.6	285.2	239.5	221.2	259.5
OTHER FINANCIAL DATA AND RATIOS					
Net cash provided by (used in) operating activities	$ 94.4	$ (3.6)	$ (23.2)	$ 25.9	$ 60.1
Purchase of property, plant and equipment	(15.6)	(8.1)	(10.5)	(13.7)	(16.3)
Additions to gaming operations machines	(68.7)	(63.9)	(17.4)	(21.6)	(18.5)
Return on average stockholders' equity	10.9%	8.0%	n/m	n/m	3.8%
Operating income margin as % of revenues	10.9%	7.9%	n/m	n/m	7.2%

n/m Information not meaningful.

(1) Net income in fiscal 2006 includes $7.6 million of after-tax share-based payment expense, compared to $2.4 million, $0.5 million, zero and zero in fiscal 2005, 2004, 2003 and 2002, respectively. The increase in share-based payment expense in fiscal 2006 is due to the adoption of SFAS No. 123R, effective July 1, 2005. See also Note 2, "Principal Accounting Policies" to our Consolidated Financial Statements.

(2) Net income in fiscal 2005 includes: an after-tax charge of $0.7 million for employee separation costs; an after-tax gain of $0.4 million in other income from the license of certain intellectual property of a discontinued business; $1.5 million of pre- and after-tax income related to final settlement of tax advances with our former subsidiary, Midway Games, which we previously fully reserved; and a non-cash after-tax charge of $2.9 million relating to net inventory charges to reduce legacy inventory to net realizable value.

(3) Net loss for fiscal 2003 includes: an after-tax charge of $1.7 million to write off a technology license agreement obligation that we no longer intend to implement as an alternative operating system; an after-tax charge of $1.0 million related to an estimated impairment of an intellectual property license and related inventory; an after-tax charge of $2.2 million related to the purchase of rights to restricted stock at a discount from market value; an after-tax charge of $2.1 million to write off certain inventory and distribution rights; an after-tax benefit of $4.1 million for tax adjustments resulting from finalizing prior year tax returns; and a $4.0 million pre-tax and after-tax charge related to tax settlement agreements with Midway Games.

(4) Reflects the receipt of the net proceeds from our June 2003 issuance and sale of $100 million of 2.75% convertible subordinated notes due July 15, 2010. On July 3, 2003, we issued an additional $15 million of these notes upon exercise of the overallotment option in the note purchase agreement.

(5) Net income for fiscal 2002 includes an after-tax charge of $0.8 million for employee separation costs.

As used in this Report, the terms "we," "us," "our," and "WMS" mean WMS Industries Inc., a Delaware corporation, and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on June 30. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year.

OVERVIEW

We design, manufacture and market gaming machines and video lottery terminals ("VLTs") for customers in legalized gaming jurisdictions worldwide. Our products consist primarily of multi-coin, multi-line video gaming machines and we were one of the original developers of such gaming machines in the U.S. market. We also have developed and sell mechanical reel-spinning gaming machines and poker games, which we began shipping to customers in fiscal 2005 as part of our efforts to fully serve the gaming machine needs of our casino customers. Our gaming machines are installed in all of the major regulated gaming jurisdictions in the United States, as well as in 91 foreign gaming jurisdictions.

We generate revenue in two principal ways: from product sales and from gaming operations. We generate product sales revenues from the sale of new and used gaming machines and VLTs, conversion kits (including theme and/or operating system conversions), parts, and OEM to casinos and other licensed gaming machine operators. Specifically, we derive product sales revenue from the sale of the following product lines:

- Multi-coin, multi-line video gaming machines;
- Mechanical reel-spinning gaming machines;
- Poker machines; and
- Parts sales, game conversions, OEM and used gaming machines.

We earn gaming operations revenues from leasing participation games and VLTs, and earn royalties that we receive from third parties under license agreements to use our game content. Our gaming operations include the following product lines:

- Participation games. WMS-owned gaming machines that we lease based upon any of the following payment methods are referred to as participation games: (1) a percentage of the net win of the gaming machines, (2) fixed daily fees, or (3) in the case of wide-area progressive gaming machines, a percentage of the amount wagered or a combination of a fixed daily fee and a percentage of the amount wagered. We have the ability to place these games on a participation basis because the popularity of the brand and the superior performance of the game generates higher wagering and net win to the casinos or gaming machine operators than the games we sell to casinos or other gaming machine operators.

  Wide-area progressive participation games. A WAP system electronically links gaming machines that are located across multiple casinos within a gaming jurisdiction or across Native American gaming jurisdictions. The linked gaming machines contribute to and compete for large, system-wide progressive jackpots and are designed to increase gaming machine play for participating casinos by giving the players the opportunity to win a larger jackpot than on a stand-alone gaming machine. Net win per gaming machine on WAP systems is generally higher than on a LAP or non-linked stand-alone participation gaming machine. WAP game themes are also used in LAP gaming machines or stand-alone participation gaming machines in jurisdictions where we do not operate a WAP system.

  Local-area progressive participation games. A LAP system electronically links gaming machines that are located within a single casino to a progressive jackpot for that specific casino. Our LAP gaming machines feature our proprietary brand, *Jackpot Party Progressive*™ and, in those jurisdictions where we do not operate a WAP system, *POWERBALL*®. Net win per gaming machine on LAP systems is generally higher than on non-linked stand-alone participation gaming machines on a casino floor, but lower than that of WAP games.

  Stand-alone participation games. We lease participation games on a non-linked basis, which we call stand-alone games.

- Casino-owned daily fee games. This category consists of gaming machines where the casino purchases the base hardware of the gaming machine and we lease the top box and game theme to the casino at a lower fixed daily lease fee.
- Video lottery terminals. Our VLTs include both video and mechanical reel-spinning gaming machines. They feature advanced graphics, digital sound effects and music and incorporate many of the same features from our other gaming machines. We offer a variety of multi-game and single-themed VLTs. Our VLTs may be operated as stand-alone units or may interface with central monitoring computers operated by government agencies. Our VLTs typically are located in places where casino-type gaming is not the principal attraction, such as race-tracks, bars and restaurants. We began offering VLTs with our *CPU-NXT®* operating system and in the *Bluebird®* cabinet in the second quarter of fiscal 2005.
- Licensing. We derive revenue from the licensing of game themes and game content. Methods for determining the license or royalty revenue vary, but generally are based on a fixed amount for each licensed game placed in a period, or a fixed daily royalty amount for each game. We earn license or royalty revenues primarily from Multimedia Games Inc., Stargames Corporation Pty. Ltd. and Bally Technologies Inc.

For casino-owned daily fee games, casinos also have the option to either lease the complete gaming machine, top box and game theme (in which case the unit is classified as a stand-alone participation game), or to purchase outright the base gaming machine, top box and game theme at a premium price (which is classified as product sales revenue).

In certain jurisdictions, VLT operators purchase outright our VLTs and we classify these purchases as product sales revenues. In other jurisdictions, VLT operators lease our VLTs and pay us a lease rate based on the net earnings of the gaming machine. We classify the lease payments as gaming operations revenues. We do not include VLTs in our installed base of participation games.

In fiscal 2007 and 2008, with all of the approvals in hand for all of our product lines, we expect to grow our market share with our new product lines: mechanical reel, video poker, LAP jackpot systems and WAP jackpot systems.

Product Lines

Product Sales. We now have 53 game themes approved for our video product line on our *CPU-NXT* operating system and have sold over 18,500 video gaming machines during fiscal 2006. We launched our new low-denomination *Hot Hot Penny®* video product series earlier this fiscal year with three new game themes and shipped over 2,100 of these gaming machines by June 30, 2006. This product continues to perform very well and we look forward to continuing demand over the coming quarters.

We now have 68 game themes approved for our mechanical reel product line and we sold over 2,900 mechanical reel gaming machines during fiscal 2006. We have received approvals for five series of three-reel mechanical reel games under the *Can't Lose®*, *Scroll Top®*, *Ring™*, *Color Dotmation™* and *Mega Multiplier®* series brand names, plus our four-reel mechanical gaming machine. The five-reel mechanical gaming machine is one of the fastest growing product segments on today's casino floors and, during the June 2006 quarter, we introduced our *Hot Hot Super Jackpot™* series of games which offer our first low-denomination mechanical reel games and feature an additional side bet to increase the frequency of the bonus. This new product is also based on our new mechanical reel platform, powered by *CPU-NXT*. We launched this product line with three new base games, with additional games to follow.

Our poker product line currently includes *3 WAY ACTION®*, *Reel 'Em In Poker™* and *WORLD SERIES OF POKER™*. We launched *WORLD SERIES OF POKER* in early March 2006 as the first branded gaming machine in conjunction with Harrah's, the licensor. The first game is a multi-set of traditional poker products leveraging the *WORLD SERIES OF POKER* brand name and one of the games includes a bonus feature where players participate in the final table of the *WORLD SERIES OF POKER* event. These games were only at Harrah's casinos for most of the June 2006 quarter, before we introduced this product line at other casinos. We commercialized this game as a casino-owned daily fee game where the casino purchases the base hardware and leases the top box and game theme for a lower lease price point.

For our video product line, our focus in the near term is to refresh the remainder of our legacy installed base of video gaming machines in casinos through either replacement with new *Bluebird* video gaming machines or through *CPU-NXT* upgrade kits and to recapture video market share and grow our market share.

We also sell replacement parts and game theme conversions for our legacy and *Bluebird* gaming machines. In addition, we sell *CPU-NXT* upgrade kits, which enable casinos to obtain all the features and functionality of the *CPU-NXT* operating system for a lower price compared to the purchase of a new *Bluebird* gaming machine. We also sell used games that are acquired on a trade-in basis or that were previously placed on a participation basis. In addition, we manufacture and sell gaming stations in legacy and *Bluebird* cabinets under OEM agreements.

Customer acceptance of *Bluebird* gaming machines, *CPU-NXT* and our new game themes continues to be favorable. From the launch of the *Bluebird* product in December 2003 through August 31, 2006, we shipped over 52,300 *Bluebird* units and over 11,400 *CPU-NXT* upgrade kits, and at August 31, 2006, had approximately 8,400 open orders for approximately 7,400 new *Bluebird* gaming machines and approximately 1,000 *CPU-NXT* upgrade units, which we expect to ship over the next four quarters. We expect order levels to continue at a strong pace as the *Bluebird* gaming machines and new game themes are generating strong average daily revenues for casinos. We also expect continued strength in game conversion revenues over the next several quarters, as operators decide to refresh their *Bluebird* gaming machines with new game themes and as we continue to deliver our *CPU-NXT* upgrade kits and printer upgrades.

Gaming Operations. The first WAP link we launched was *MONOPOLY*™ *Money*™ in the June 2004 quarter which is an instant win WAP. In January 2005, we launched our second instant win WAP link, *Reel Heroes*®, with gaming machines titled *A FISTFUL OF DOLLARS*® featuring Clint Eastwood. In late March 2006, we launched our third WAP link, titled *POWERBALL*, which is an instant win WAP in certain jurisdictions and an annuity jackpot (with the option for a lump sum payment) in other jurisdictions. Through June 30, 2006, 54 jackpot winners have won an aggregate of over $16.0 million in wide-area progressive jackpots. At June 30, 2006, we had 1,864 WAP gaming machines installed in casinos, up from 943 at June 30, 2005. In the December 2006 quarter, we plan to launch our fourth WAP link, titled *Reel Legends*®, featuring *Allan Quatermain*™ and *DIRTY HARRY*® games.

The *POWERBALL* WAP system includes both video gaming machines and mechanical reel gaming machines based on our new mechanical reel platform powered by *CPU-NXT*. Since inception, the *POWERBALL* games have performed at over a 25% premium above the initial performance of our prior WAP links. At June 30, 2006, we had 899 *POWERBALL* WAP gaming machines installed and, as of August 31, 2006, we had open orders for over 260 additional units, which we intend to ship over the next two quarters.

Fiscal 2006 also benefited from the continued success of a new product line for WMS that was introduced in the September 2005 quarter: our *Jackpot Party Progressive* games. *Jackpot Party Progressive* is our first LAP jackpot gaming machine and contains four levels of progressive jackpots. The games continue to generate a strong response from casino operators and casino patrons, with almost 1,400 included on our installed base of participation games at June 30, 2006. Our open orders for participation games include over 190 units for this exciting new product as of August 31, 2006, which we intend to ship over the next two quarters.

Our stand-alone games feature, among others, titles under the *MONOPOLY*, *MEN IN BLACK*® and *HOLLYWOOD SQUARES*™ brands and, in those jurisdictions where we do not operate a WAP system, *CLINT EASTWOOD*®-based games. Our stand-alone gaming machines generally feature larger mechanical or video top boxes, use market research validated brand licenses and provide game play experiences not possible on a single screen game.

Server-based Gaming. We believe that server-based gaming ("SBG") will be the next significant technology development in the gaming machine industry. Server-based gaming refers to a gaming system in which game content and peripherals are configured, maintained and refreshed over a network that links groups of gaming machines to a remote server that enables custom configuration by operators and may also enable central determination of game outcomes. Server-based gaming initiatives will require regulatory approval in gaming jurisdictions prior to any implementation and represent a significant addition to our existing portfolio of product offerings.

Our vision for SBG emphasizes enhanced game play and excitement for the player, in addition to the above-mentioned functions. In a networked environment, we believe game play will no longer be limited to an individual gaming machine; rather, we believe SBG will permit game play to be communal among multiple players.

Our *Wide Area Game Enhanced Network*™, or *WAGE-NET*™ product, is currently undergoing regulatory review, and we expect to launch the first phase of our server-based game initiative, *MONOPOLY Big Event*®, in the December 2006 quarter. It will offer a first-of-its-kind true *Community Gaming*™ experience, where all eligible players win in the bonus round together. This product has a central server to control the shared communal play, and utilizes the enhanced graphics and game play of our *CPU-NXT* operating platform. We have designed *WAGE-NET* so that it will support our casino customers' existing investment in our *Bluebird* products, and yet enable them to begin to move towards server-based gaming.

Brand Licenses

We believe that obtaining and developing brand name intellectual property rights is key to the success of our products. Therefore, we continue to invest in future content and the positioning of WMS in order to drive industry innovation through the licensing of important brand name intellectual property rights.

We have a long-term agreement with Hasbro, Inc. for the use of their *MONOPOLY* brand through calendar year 2011. We continue to devote significant development efforts to the *MONOPOLY* brand and intend to keep doing so in the coming years. We currently have approvals for 25 *MONOPOLY* branded game themes, including nine *MONOPOLY* WAP themes. In fiscal 2006, 2005, and 2004, we added four, nine and five *MONOPOLY* game themes to our participation game portfolio, respectively.

We introduced our second wide-area progressive link, *Reel Heroes*, in January 2005, featuring Clint Eastwood with two new games: *A FISTFUL OF DOLLARS Wanted*™ and *A FISTFUL OF DOLLARS Wild Shot*®. During the December 2005 quarter, we launched *DIRTY HARRY* branded games, specifically *DO YOU FEEL LUCKY*®, to refresh our *Reel Heroes* wide-area progressive link. In the June 2006 quarter, we launched another *CLINT EASTWOOD*-based game, *BRONCO BILLY*®, on the same link.

In October 2003, we entered into an exclusive agreement to develop, market and distribute games using the lottery brand *POWERBALL* that we developed principally as a wide-area progressive game. We introduced *POWERBALL* as our third wide-area progressive jackpot series late in the March 2006 quarter upon receiving regulatory approval in Nevada and Native American jurisdictions and subsequently introduced *POWERBALL* in Colorado, Mississippi, Missouri and New Jersey during the June 2006 quarter. In addition, we began to launch *POWERBALL* as a LAP product in jurisdictions where we do not operate a WAP system and will refresh the *POWERBALL* brand in fiscal 2007 with new game themes.

We license the *HOLLYWOOD SQUARES* brand name from King World Productions. In July 2004, we launched the fourth game in the stand-alone participation series, *Prize Spin*®. Our fifth game in the series and our first *HOLLYWOOD SQUARES* themed participation game in our *Bluebird* cabinet, *Premier Night*®, received initial approval in the June 2005 quarter. Our sixth *HOLLYWOOD SQUARES* themed participation game, *Center Star Wild*™, was launched in the December 2005 quarter.

We introduced the first in our *MEN IN BLACK* series of non-linked participation games in our new *Bluebird* cabinet in June 2004. The second game in this series, *Riches of the Universe*®, was launched in the March 2005 quarter. We received approvals for the third game in the series, *MEN IN BLACK Galactic Payback*®, and launched the game in the September 2005 quarter. We launched our fourth game in the series, called *Save the World*™, in the June 2006 quarter.

We introduced *MATCH GAME*™ to launch our dual screen series in our new *Bluebird* gaming machine in July 2004. We received approvals for *PASSWORD*™, our second game in the series, in the December 2004 quarter and approval for the third game, *SUPERMARKET SWEEP*™, in March 2005. In fiscal 2006 and 2005, we also received approvals for additional games in our dual screen series, including *Kahuna Kash*®, *Reel 'Em In Big Bass Bucks*®,

Road to Riches™, *Gold Fish*® and *YOU BET YOUR LIFE*™. We also develop WMS-branded games for our dual screen series, which we sell as casino-owned daily fee games.

In April 2005, we licensed the *WORLD SERIES OF POKER* brand from Harrah's Licensing Company. In early March 2006, we received approvals for the game and, together with Harrah's, we launched the first *WORLD SERIES OF POKER* branded gaming machines.

Technology Improvement Plan

In January 2002, as a result of software anomalies that were present in our legacy operating system that ran our gaming machines, we began to execute a three-phase technology improvement plan to first stabilize and then modernize our operating system software. We completed the first phase of this plan, which included improving the stability of our operating system, by introducing two upgrades. Both upgrades received the appropriate regulatory approvals, and additional gaming jurisdictions may require upgrades in the future. We have also completed the second phase of our technology improvement plan, which consisted of the development, regulatory approval and introduction of our *CPU-NXT* computer circuit board and operating system.

In the third phase of the technology improvement plan, we are evaluating specifications and requirements for an even more advanced gaming system and plan to launch our *CPU-NXT2*™ operating system in the June 2007 quarter. We continue to refine the design and specifications to incorporate additional features we desire for this platform and continue to allocate more resources to this longer-term effort. In June 2005, we entered into a wide-ranging technology transfer agreement with Cyberscan Technology Inc. (d/b/a Cyberview Technology, "Cyberview") to acquire new technology capabilities. Cyberview designs and develops server-based game download and gaming systems and related player stations and equipment.

Agreement with Multimedia Games Inc.

On April 1, 2004, we executed an agreement with Multimedia Games Inc. ("Multimedia") to expand and extend our relationship to address opportunities in Class II, Charitable Gaming and, in California, Tribal Instant Lottery Gaming venues. Through this agreement, Multimedia licenses WMS game themes, and we serve as Multimedia's primary original equipment manufacturer of gaming cabinets. In August 2005, we extended the agreement through March 31, 2007.

Pursuant to the terms of the agreement, we licensed to Multimedia our extensive game content library, including branded participation games, for exclusive placement (subject to our existing commitments) in Multimedia's central determination system-based venues offering Class II, Washington State Class III, Charity, and California Tribal Instant Lottery Game products. Multimedia agreed to purchase a specified minimum number of game licenses annually during the term of the agreement. Additionally, Multimedia agreed to purchase minimum quantities of new gaming cabinets for placement in the above-noted markets in the form of either legacy cabinets or our *Bluebird* gaming cabinet, including slim-line versions of both cabinet styles.

On July 10, 2006, we expanded our existing relationship with Multimedia, whereby Multimedia will distribute certain WMS products in Oklahoma and we will sell Multimedia OEM gaming machines and game licenses for the newly opened Mexican market. The amended agreement provides for a term until April 30, 2009 for these two markets and contemplates an increased annual gaming machine purchase commitment from Multimedia relative to the original agreement. Under the terms of the amendment, Multimedia has secured the right to distribute our *Bluebird* gaming machines equipped with WMS game themes to certain Native American tribes in Oklahoma under regulatory transfer letters issued by Gaming Laboratories International Inc. ("GLI"), one of the approved independent gaming testing laboratories for Oklahoma. We have retained the right to market our *Bluebird* gaming products directly to certain Native American tribes in Oklahoma. GLI recently approved our *Bluebird* gaming machine and over 30 game themes for placement in Oklahoma tribal gaming facilities.

The expanded agreement also authorizes Multimedia to place WMS OEM cabinets and game themes in the emerging electronic bingo market in Mexico. Earlier this year, Multimedia entered into an agreement with a Mexico-based company that has permits to open and operate 65 bingo and sports books facilities in Mexico, ten of which are expected to be operational by May 2007. Multimedia is obligated to place WMS themes in a minimum percentage of Multimedia's installed base in Mexico over the three-year term of the agreement.

Adoption of New Accounting Standard

Effective July 1, 2005, we adopted Statement of Financial Accounting Standard No. 123R, *Share-Based Payment* ("SFAS No. 123R"), resulting in a change in our method of recognizing share-based compensation expense. Specifically, we now record compensation expense for employee stock options, which resulted in $9.3 million of additional pre-tax expense recorded during fiscal 2006, or $0.15 after-tax per diluted share. Total share-based payment expense in fiscal 2006 was $12.2 million pre-tax. Had we expensed employee stock options for the twelve months ended June 30, 2005, we estimate that share-based compensation expense would have increased by $10.5 million, pre-tax, or $0.17 after-tax per diluted share. We currently do not anticipate altering the use of restricted stock or the use of stock options as a result of adopting SFAS No. 123R. For additional information, see Note 2, "Principal Accounting Policies" to our Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's accounting policies are more fully described in Note 2 to the Consolidated Financial Statements. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Revenue Recognition

Our revenue recognition principle for both product sales and gaming operations is to record revenue when all the following criteria are met:

- Persuasive evidence of an agreement exists;
- The price to the customer is fixed or determinable;
- The product is delivered; and
- Collectibility is reasonably assured.

The application of revenue recognition policies is critical due to the nature of the product sales contracts we execute. When multiple product deliverables are included under a sales contract, we allocate revenue to each product based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition. Fair value is determined based on the prices charged when each element is sold separately. Revenues are recognized in accordance with our accounting policies for the separate elements when the products have value on a stand-alone basis and fair value of the separate elements exists. While determining fair value and identifying separate elements requires judgment, generally fair value and the separate elements are readily identifiable as we also sell those elements unaccompanied by other elements. In accordance with Emerging Issues Task Force Issue 00-21, *Revenue Arrangements with Multiple Deliverables*, revenues are allocated to each element based on the lesser of the element's relative fair value or the amount that is not contingent on future delivery of another element. If the amount of non-contingent revenues allocated to a delivered element is less than the costs to deliver such services, then such costs are deferred and recognized in future periods when the revenues become non-contingent.

For LAP and stand-alone participation gaming machines, revenues are calculated based on gaming machine performance data provided to us by our customers (such as a percentage of the machine's win per day or fixed fee based on the actual number of days the machine was on the casino floor). Due to the timing of the receipt of such performance data, we are required to make estimates of our LAP and stand-alone participation revenue based on an analysis of the historical data reported to us and taking into account anticipated or known events that may affect the historical trend, such as contract cancellations or additional gaming machine placements at a particular customer's facility. We compare our estimates to the actual data, once received, and adjust our revenue estimates accordingly.

The application of this policy affects the level of our product sales and gaming operations revenue, cost of product sold, cost of gaming operations, accounts receivable, deferred revenue and accrued expenses. In fiscal 2006, 2005 and 2004, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Income Tax Accounting

We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

Determining the consolidated provision for income tax expense, income tax liabilities and deferred tax assets and liabilities involves judgment. We calculate and provide for income taxes in each of the tax jurisdictions in which we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. Changes in the geographic mix or estimated level of annual income before taxes can affect the overall effective tax rate.

We apply an estimated annual effective tax rate to our quarterly operating results to determine the provision for income tax expense. In the event there is a significant, unusual or infrequent item recognized in our quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs. We modify our annual effective tax rate if facts and circumstances change between quarters. Our effective tax rate for fiscal 2006 was 32.3%, compared with 30.0% for fiscal 2005.

No taxes have been provided on undistributed foreign earnings that are planned to be indefinitely reinvested. If future events, including material changes in estimates of cash, working capital and long-term investment requirements, necessitate that these earnings be distributed, an additional provision for withholding taxes may apply, which could materially affect our future effective tax rate.

As a matter of course, the Company is regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. We establish reserves when, despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe certain positions are likely to be challenged and we may not succeed in realizing the tax benefit. We evaluate these reserves each quarter and adjust the reserves and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determinations of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in assets and liabilities and historical income tax provisions. The outcome of these final determinations could have a material effect on our income tax provision, net income, or cash flows in the period in which that determination is made. The Company believes its tax positions comply with applicable tax law and that it has adequately provided for any known tax contingencies.

At June 30, 2006, we believe it is more likely than not that we will realize substantially all of the benefit of the $25.4 million of net deferred tax assets on our Consolidated Balance Sheet, including the net operating loss carryforwards and research and development tax credit carryforwards. Accordingly, we only provided a minimal valuation allowance against these deferred tax assets. In determining the level of required valuation allowance, we considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. However, additional valuation allowances could be recorded against these deferred tax assets and charged against income in future periods if our future estimates of amounts realizable are reduced or if the timing of such realization extends beyond our current expectations.

Refer also to Note 8, "Income Taxes" to our Consolidated Financial Statements.

The application of this policy affects the level of our tax expense, current income tax receivables and liabilities, and current and non-current deferred tax assets and liabilities. In fiscal 2006, 2005 and 2004, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Share-Based Compensation Expense

Beginning July 1, 2005, we account for share-based compensation in accordance with the provisions of SFAS No. 123R. Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of share-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially impacted.

The application of this policy affects the level of our cost of product sales, cost of gaming operations, research and development expenses, selling and administrative expenses, and additional paid-in capital. During fiscal 2006, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Allowances for Slow-Moving and Obsolete Inventories

We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our financial statements. Demand for legacy parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

In fiscal 2004, we introduced our new *Bluebird* cabinet and *CPU-NXT* gaming platform, and the high demand for these products has accelerated the obsolescence of former legacy product lines. In response to this, we took steps to address the most challenging components of the legacy inventory, as well as selling back to suppliers excess quantities of certain legacy raw materials. Some customers trade in their legacy gaming machines when they purchase a new *Bluebird* gaming machine. We either sell these trade-ins as-is or renovate the legacy gaming machines before resale. We also sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. We maintain a legacy parts inventory which we use for renovating the trade-in gaming machines, producing new legacy gaming machines under OEM arrangements with Multimedia, or selling such parts to casinos and others for our spare parts business. An active market exists mostly outside of North America for used gaming machines. When we receive a gaming machine on trade-in, we estimate a carrying value for the gaming machine. The value is based upon an estimate of the condition of the gaming machine, as well as our experience in selling used gaming machines and could change due to changes in demand in general for used gaming machines. Therefore, we review our used gaming machine inventory for impairment on a routine basis. Actual demand for new and used legacy gaming machines may differ from anticipated demand, and such differences may have a material effect on our financial statements.

We sold 8,287 and 2,442 used gaming machines in fiscal 2006 and 2005, respectively. At June 30, our inventories included the following amount of legacy product (in millions):

	2006	2005
Raw materials	$ 7.4	$11.8
Finished goods	5.4	11.4
Total	$12.8	$23.2

In fiscal 2005, we recorded incremental non-cash, pre-tax net inventory charges of $4.6 million to reduce legacy inventory to net realizable value. In fiscal 2006 and 2004, we did not record any incremental inventory charges.

The application of this policy affects the level of our inventory and cost of product sales. In fiscal 2006 and 2004, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Participation Gaming Machine Depreciation

We continue to support our installed base of legacy participation gaming machines and continue to review our legacy participation gaming machines for impairment. Historically, we depreciated our legacy participation gaming machines over a two-year useful life to a minimal salvage value, while top boxes were depreciated over a two-year useful life. Beginning with the introduction of our new *Bluebird* cabinet participation games in June 2004, we depreciate the *Bluebird* participation gaming machines over a three-year useful life to a minimal salvage value, while we depreciate the top boxes over one-year useful life. We believe this is a better approximation of the actual useful lives. A material adverse impact could occur if the actual useful life of the participation gaming machines or top boxes is less than what was used in estimating depreciation expense, or if actual salvage value is less than the anticipated salvage value.

The application of this policy affects the level of our gaming operations machines, accumulated depreciation on gaming operations machines and depreciation expense. In fiscal 2006, 2005 and 2004, we had no material changes in the critical accounting estimates arising from the application of this policy, and the change in depreciable life for the *Bluebird* product did not have a material impact on our Consolidated Financial Statements in fiscal 2006 or 2005. We do not anticipate material changes in the near term.

Intellectual Property and Licensed Technology Valuations

We license intellectual property and technologies from third parties that we use in our gaming machines. As part of our contracts with the licensors, we typically provide a minimum commitment and prepay royalties and license fees, usually at the time the contract is signed, even though the product may not be introduced until months or years later. We capitalize the royalty and license fees advances as Royalties, licensed technologies, patents and trademarks.

When products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid-up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases the amortization of the advances are included in cost of product sales if related to a product sale or cost of gaming operations if related to placement or lease of gaming operations machines. We regularly evaluate the estimated future benefit of royalty advances, as well as minimum commitments not yet paid, to determine amounts unlikely to be realized from forecasted sales or placements of our gaming machines. If actual or revised forecasts fall below the initial estimate, then we may need to revise the remaining useful life and/or record additional charges.

Refer also to Note 6, "Royalties, Licensed Technologies, Patents, and Trademarks" and Note 11, "Commitments and Contingencies" to our Consolidated Financial Statements for further information.

The application of this policy affects the level of our current assets, non-current assets, current liabilities, cost of product sales, cost of gaming operations, research and development expense and selling and general expense. In fiscal 2006, 2005 and 2004, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board ("FASB") issued final Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes*, ("FIN 48"). FIN 48 creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and also excludes income tax accounting from SFAS No. 5, *Accounting for Contingencies*. FIN 48 is effective for fiscal years beginning after December 15, 2006, and, accordingly, we will adopt FIN 48 beginning in fiscal 2008. We are in the process of analyzing the potential effects FIN 48 will have on the Company's results of operations and financial position.

RESULTS OF OPERATIONS

Gulf Coast Hurricanes

During the September 2005 quarter, two hurricanes devastated the Gulf Coast of Louisiana and Mississippi, which affected the Company's facilities and its customers' facilities. We reopened our Gulfport, MS facility in November 2005, but incurred, and continue to incur, hurricane-related revenue loss from the following items: a) the inability to deliver orders for new units, many of them premium-priced units, and we were unable to install incremental participation games and casino-owned daily fee games; b) lost revenues per day per machine from participation games, including WAP games and casino-owned daily fee games, that continued to be inoperable at June 30, 2006; c) lost revenues from participation games, including WAP games and casino-owned daily fee games installed in casinos that were closed immediately after the hurricanes but reopened before June 30, 2006; and d) lost new unit, parts sales and conversion revenues. Historically, our participation revenue per day in the Mississippi and Louisiana markets has been over 40% higher than our overall average.

We carry both property and business interruption insurance. We expect damage to our leased facility in Gulfport to be covered by our property insurance, after the deductible. In October 2005, we received the first property insurance payment from the insurance company. We have assessed the usability of the inventory and participation gaming machines damaged in our Gulfport facility and added damaged items to our property claim.

The property insurance carries a deductible that was expensed in the September 2005 quarter, as was our $100,000 contribution to our employee relief fund and other related expenses. There is no deductible for the business interruption insurance and this coverage began 48 hours after elected officials ordered the evacuation of the areas. During the June 2006 quarter, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for business interruption losses arising from Hurricane Katrina, which we recorded in interest and other income, net on the Consolidated Statements of Operations. We continue to pursue additional insurance claims, but cannot presently estimate the amount or timing of any additional payment. Under the accounting rules for insurance recoveries, we did not record and will not record any additional business interruption recovery until we have an agreement with the insurer as to the amount of the recovery.

Russian Market

We have a distribution agreement with a third party covering Russia and certain other countries. In July 2005, the Russian government enacted certain changes to its gaming laws to enhance the regulatory environment in Russia. During this ongoing regulatory transition, demand for new gaming machines has abated and, as a result, the Company only sold 328 new gaming machines to our Russian distributor in fiscal 2006, compared to almost 3,000 gaming machines in fiscal 2005. Based on current developments, we anticipate the Russian market to begin to return to more normal demand in the latter part of fiscal 2007, but this timing is dependent on the Russian legislature's full implementation of changes in the law.

Seasonality

Sales of our gaming machines to casinos are generally strongest in the winter and spring and slowest in the summer months. In addition, quarterly revenues and net income may increase when we receive a larger number of approvals for new games from regulators than in other quarters, when a game that achieves significant player appeal is introduced or if gaming is permitted in a significant new jurisdiction.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

Revenues, Gross Margins and Key Performance Indicators are as follows (in millions, except unit and gross margin data):

Year Ended June 30,	2006	2005	Increase (Decrease)	Percent Increase (Decrease)
Product Sales Revenues				
New unit sales revenues	$ 254.7	$ 233.5	$ 21.2	9.1%
Parts, used games, conversions and OEM revenues	47.8	45.1	2.7	6.0
Total product sales revenues	$ 302.5	$ 278.6	$ 23.9	8.6
New units sold	21,512	22,784	(1,272)	(5.6)
Average sales price per unit	$11,840	$10,250	$ 1,590	15.5
Gross profit on product sales revenues[1]	$ 128.4	$ 111.4	$ 17.0	15.3
Gross margin on product sales revenues[1]	42.4%	40.0%	240 bp	6.0
Gaming Operations Revenues				
Participation revenue[2]	$ 130.8	$ 86.4	$ 44.4	51.4
Other gaming operations revenue[2]	17.9	23.4	(5.5)	(23.5)
Total gaming operations revenues	$ 148.7	$ 109.8	$ 38.9	35.4
Installed WAP games at period end	1,864	943	921	97.7
Installed LAP games at period end	1,495	—	1,495	n/m
Installed stand-alone games at period end	3,726	4,977	(1,251)	(25.1)
Total installed participation base at period end[2]	7,085	5,920	1,165	19.7
Average participation installed base[2]	6,285	4,861	1,424	29.3
Average revenue per day per participation machine[2]	$ 57.04	$ 48.75	$ 8.29	17.0
Installed casino-owned daily fee games at period end[2]	794	619	175	28.3
Average casino-owned daily fee game installed base[2]	773	217	556	256.2
Gross profit on gaming operations revenue[1]	$ 112.3	$ 84.6	$ 27.7	32.7
Gross margin on gaming operations revenue[1]	75.5%	77.0%	(150) bp	(1.9)
Total revenues	$ 451.2	$ 388.4	$ 62.8	16.2
Total gross profit[1]	$ 240.7	$ 196.0	$ 44.7	22.8
Total gross margin[1]	53.3%	50.5%	280 bp	5.5%

bp basis points.
n/m Information not meaningful.
(1) As used herein, gross profit and gross margin exclude depreciation expense.
(2) To be consistent with industry practice, in our December 2005 quarter, we began segregating casino-owned daily fee games from our participation games in our gaming operations business. This resulted in the following adjustments to our fiscal 2005 reported information in order to present comparable information for fiscal 2006 and 2005: participation revenue reported of $87.7 million to $86.4 million adjusted; other gaming operations revenue (formerly royalty, VLT and other lease revenue) reported of $22.1 million to $23.4 million adjusted; average participation installed base reported of 5,082 to 4,861 adjusted; total installed participation based at period end reported of 6,539 to 5,920 adjusted; and average revenue per day per participation machine reported of $47.31 to $48.75 adjusted. Total gaming operations revenue and gross profit were not affected by this change in classification.

Revenues and Gross Profit. Total revenues for fiscal 2006 increased 16.2%, or $62.8 million, to $451.2 million from $388.4 million for fiscal 2005. The year-over-year improvement reflects:

- Product sales revenue increases due to: a 15.5% increase in the average selling price of new gaming units resulting from increased sales of premium-priced product offerings and product options and list price increases; a $5.5 million increase in used game revenues; realization of a $1.8 million earn-out from a performance-based contract with a lottery commission; an increase in OEM sales; and an increase in other product sales revenues. This increase was partially offset by a 5.6% decrease in new unit shipments due to the impact of casino closings following last summer's Gulf Coast hurricanes and sale of only 328 new units to Russia compared to almost 3,000 new units sold to Russia in fiscal 2005, as a result of continued regulatory legislative transition; as well as a $6.1 million decrease in revenues from *CPU-NXT* and game theme conversions. We sold 8,287 used game units, primarily "as-is," to international markets during fiscal 2006, compared to 2,442 units in fiscal 2005. We shipped 6,219 conversion kits in fiscal 2006 compared to 6,516 conversion kits in fiscal 2005.
- Gaming operations participation revenue increases for fiscal 2006 of $44.4 million, primarily due to a 29.3% increase in the average installed base of participation games and a 17.0% increase in the average revenue per day from participation games reflecting a greater percentage of higher earning WAP and LAP gaming machines in the installed base. This increase was partially offset by a $5.5 million decrease in other gaming operations revenues due to lower royalty revenue from decreased purchases or placement of WMS games by our licensees.

We expect continued growth in our installed base and average revenue per day of gaming operations machines in future quarters as we continue to roll out new WAP and LAP participation games in *Bluebird* cabinets.

Total gross profit, as used herein excluding depreciation expense, increased 22.8%, or $44.7 million, to $240.7 million for fiscal 2006 from $196.0 million for fiscal 2005. This improvement reflects:

- Higher margin gaming operations, which were 33.0% of total revenues in fiscal 2006 compared to 28.3% of total revenues in fiscal 2005, as gaming operations grew faster than product sales in fiscal 2006.
- An increase in the gross margin on product sales revenues to 42.4%, inclusive of $0.3 million of share-based payment expense for fiscal 2006, from 40.0% for fiscal 2005, primarily due to a higher average sales price and mix of products sold. This increase was partially offset by higher sales of low-margin used games and lower sales of high-margin conversion kits. The higher mix of used games revenues in overall product sales revenues impacted product sales gross margin by approximately 260 basis points.
- A decrease in the gross margin on gaming operations to 75.5% in fiscal 2006 from 77.0% for fiscal 2005, due primarily to the impact of a greater mix of lower-margin WAP games and increased jackpot expense, partially offset by the benefit of the growth in the installed base of *Jackpot Party Progressive* LAP products which, as a WMS brand, incur no royalty expense.

We continue to expect that the gross margin on *Bluebird* gaming machines will approach the mid-40% range, as we attain the benefits from our strategic sourcing and value engineering initiatives and continue to achieve the benefits from ongoing leveling of the production schedule throughout each quarter. Additionally, our October 1, 2006 price list changes and additional product enhancements are also expected to support margin growth.

Operating Expenses. Operating expenses were as follows (in millions of dollars):

	2006		2005		Increase (Decrease)	
Year Ended June 30,	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$ 49.0	10.9%	$ 50.3	13.0%	$ (1.3)	(2.6)%
Selling and administrative	88.0	19.5	74.6	19.2	13.4	18.0
Depreciation and amortization	54.7	12.1	40.4	10.4	14.3	35.4
Total operating expenses	$191.7	42.5%	$165.3	42.6%	$26.4	16.0%

Research and development expenses were essentially flat year-over-year. We have recently begun to increase our staffing, primarily to support the Company's increased spending on development initiatives for server-based gaming products. Research and development expenses included $2.6 million and $0.3 million of share-based payment expense in fiscal 2006 and fiscal 2005, respectively, with the increase due to the adoption of SFAS No. 123R on July 1, 2005. During fiscal 2006, we introduced 57 new games for sale and 26 new participation and casino-owned daily fee games, compared to the introduction in fiscal 2005 of 50 new games for sale and 18 new participation and casino-owned daily fee games. In fiscal 2007, we expect a $10.0 million increase in research and development spending for server-based gaming initiatives, as well as for new game development tools, technological advancements and innovations in game play, in order to both continue to build our game library and enhance the productiveness of our development efforts. Notwithstanding the expected revenue growth, we anticipate that these costs will increase as a percentage of revenues in fiscal 2007 and 2008.

Selling and administrative expenses increased to $88.0 million in fiscal 2006, or 19.5% of total revenues, from $74.6 million, or 19.2% of total revenues, for fiscal 2005. Selling and administrative expenses included $9.3 million, or 2.1% of total revenues, of share-based payment expense in fiscal 2006 compared to $3.6 million, or 1.0% of total revenues, in fiscal 2005, with the increase due to the adoption of SFAS No. 123R on July 1, 2005. During fiscal 2006, we began to incur higher payroll-related costs due to headcount increases throughout the year, as well as higher marketing, promotion and commission expense. We anticipate that selling and administrative expenses will increase more modestly in fiscal 2007 and 2008 and, consequently, we expect that these costs will decline as a percentage of revenues.

Fiscal 2006 depreciation and amortization expense increased to $54.7 million from $40.4 million in fiscal 2005, primarily reflecting the record growth we achieved in our installed base of participation machines in gaming operations throughout fiscal 2006 and 2005. The Company invested $68.7 million in gaming operations machines, top boxes and related equipment during fiscal 2006. The current period investment in gaming operation machines reflects our continual expansion of the installed base of our participation games and continued refreshing of our installed base of participation gaming machines with new game themes. We expect the investment in gaming operations machines to moderate in fiscal 2007 and 2008, as we expect the growth in the installed base of our gaming machines to be lower than the record growth we achieved in fiscal 2006 and 2005.

Overall, with higher revenues and improved gross margins, we expect continued expansion in our operating margin in fiscal 2007 and 2008, even with the additional spending on research and development initiatives.

Interest Expense. We incurred interest and issuance cost amortization expense of $4.3 million and $3.9 million for fiscal 2006 and 2005, respectively, primarily related to our 2.75% convertible subordinated notes and amortization of debt issuance costs.

Interest and Other Income, Net. During fiscal 2006, we recorded $4.5 million of net other income, including $1.4 million of investment income earned on cash, cash equivalents and short-term investments, which amounted to $52.7 million at June 30, 2006 and $2.1 million of interest on customer notes receivable. Also in fiscal 2006, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for business interruption losses arising from Hurricane Katrina. In fiscal 2005, we recorded $3.5 million of net other income, including $1.4 million of investment income earned on cash, cash equivalents and short-term investments, $1.5 million of pre- and after-tax income related to final settlement of tax advances with our former subsidiary, Midway Games, which we previously fully reserved, and a pre-tax gain of $0.6 million in other income from the license of certain intellectual property of a discontinued business.

Income Taxes. The effective tax rate for fiscal 2006 increased to 32.3% from 30.0% for fiscal 2005, reflecting increased income in 2006, lower export sales deductions and lower utilization of tax credits as a result of the December 31, 2005 expiration of the research tax credit.

Earnings Per Share. Diluted earnings per share increased to $0.94 for fiscal 2006 from $0.62 for fiscal 2005. The fiscal 2006 diluted earnings per share includes $0.15, after tax, related to the adoption of SFAS No. 123R.

Impact of Inflation. During the past three years, the general level of inflation affecting us has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will depend on the prevailing competitive environment and the acceptance of our products in the marketplace.

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004

Revenues, Gross Margins and Key Performance Indicators are as follows (in millions of dollars, except unit and gross margin data):

Year Ended June 30,	2005	2004	Increase (Decrease)	Percent Increase (Decrease)
Product Sales Revenues:				
New unit sales revenues	$ 233.5	$ 111.5	$ 122.0	109.4%
Parts, used games, conversions and OEM revenues	45.1	34.4	10.7	31.1
Total product sales revenues	$ 278.6	$ 145.9	$ 132.7	91.0
New units sold	22,784	12,661	10,123	80.0
Average sales price per new unit	$10,250	$ 8,813	$ 1,437	16.3
Gross profit on product sales revenues[1]	$ 111.4	$ 58.5	$ 52.9	90.4
Gross margin on product sales revenues[1]	40.0%	40.1%	(10) bp	(0.3)
Gaming Operations Revenues				
Participation revenue	$ 86.4	$ 64.3	$ 22.1	34.4
Other gaming operations revenue	23.4	20.0	3.4	17.0
Total gaming operations revenues	$ 109.8	$ 84.3	$ 25.5	30.2
Installed WAP games at period end[2]	943	55	888	n/m
Installed LAP games at period end[2]	—	—	—	n/m
Installed stand-alone games at period end[2]	4,977	4,185	792	18.9
Total installed participation base at period end[2]	5,920	4,240	1,680	39.6
Average participation installed base[2]	4,861	4,430	431	9.7
Average revenue per day per participation machine[2]	$ 48.75	$ 39.60	$ 9.15	23.1
Installed casino-owned daily fee games at period end[2]	619	—	619	n/m
Average casino-owned daily fee game installed base[2]	217	—	217	n/m
Gross profit on gaming operations revenue[1]	$ 84.6	$ 69.0	$ 15.6	22.6
Gross margin on gaming operations revenue[1]	77.0%	81.9%	(490) bp	(6.0)
Total revenues	$ 388.4	$ 230.2	$ 158.2	68.7
Total gross profit[1]	$ 196.0	$ 127.5	$ 68.5	53.7
Total gross margin[1]	50.5%	55.4%	(490) bp	(8.8)%

bp basis points.

n/m Information not meaningful.

(1) As used herein, gross profit and gross margin exclude depreciation expense.

(2) To be consistent with industry practice, in our December 2005 quarter we began segregating casino-owned daily fee games from our participation games in our gaming operations business. This resulted in adjustments to our fiscal 2005 reported information, but not fiscal 2004, in order to present comparable information for fiscal 2006, 2005 and 2004. Total gaming operations revenue and gross profit were not affected by this change in classification. See also the "Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005" tabular summary for information regarding the change in fiscal 2005 classifications.

Revenues and Gross Profit. The increase in total revenues in fiscal 2005 compared to fiscal 2004 was due to $122.0 million in higher new gaming machine sales, $10.7 million in greater parts, used games, conversion and OEM revenues, a $22.1 million increase in participation revenues and $3.4 million in higher other gaming operations revenue.

New unit sales increased by 80.0% to 22,784 units in fiscal 2005 compared to 12,661 new units in fiscal 2004, as we shipped our new *Bluebird* gaming machines to additional jurisdictions after receiving additional regulatory approvals. We also began shipping our new mechanical reel and poker products, as well as offering a higher number of new game themes. In fiscal 2005, revenues from parts, used games, conversions and OEM revenues increased 31.1% compared to the prior fiscal year due to an increase in *CPU-NXT* upgrade kits sold during fiscal 2005 as we received approvals to sell our new games and conversion kits with the *CPU-NXT* operating system. The average selling price of new units was $10,250 in fiscal 2005. The average sales price per new unit increased 16.3% as higher priced new *Bluebird* units represented a greater proportion of new unit sales during fiscal 2005 and we benefited from new premium-priced product enhancement features such as marquees and alternative top box shapes and an expanded number of dual screen games that command premium pricing. We implemented a 9% increase in the list price of *Bluebird* video units in North America effective January 1, 2005.

The average installed base of participation gaming machines increased to 4,861 units in fiscal 2005 from 4,430 units in fiscal 2004, while the average revenue per day increased by $9.15 per day from the prior fiscal year to $48.75 per day. In fiscal 2005, we expanded our placement of WAP games and we continued to refresh the installed base of legacy participation games with our new *Bluebird* gaming machines. The increase in the average installed base of participation gaming machines was due to new games offered on our new *Bluebird* gaming cabinet. The transition of the installed base of legacy gaming machines, which did not support the dual port cashless gaming technology that many customers require, to new games in *Bluebird* cabinets and the natural evolution of our older participation series also impacted the installed base and average revenue per day. The installed participation base grew 1,680 units to 5,920 units at June 30, 2005 from June 30, 2004, as we introduced new WAP and non-linked participation games in the *Bluebird* cabinet. The success of these new games is accelerating our transition from games in legacy cabinets to new games in *Bluebird* cabinets as we have installed 5,187 new games in *Bluebird* cabinets and only 1,297 participation games remain in legacy cabinets. Average revenues per day increased due to WAP gaming machines, which earn net revenue at about twice the average of our non-linked games, becoming a higher percentage of our installed base and as we replaced our legacy participation games with new games in *Bluebird* cabinets. Gaming operations revenues benefited from a 17.0% increase in other gaming operations revenue in fiscal 2005, primarily due to higher royalties from our licensees' increased purchases or placement of WMS games.

Total gross profit increased to $196.0 million for fiscal 2005 from $127.5 million in fiscal 2004 while total gross margin was 50.5% in fiscal 2005 compared to 55.4% in fiscal 2004. Higher margin gaming operations revenues were only 28.3% of total revenues in fiscal 2005, compared to 36.6% of total revenues in fiscal 2004 due to the significant increase of product sales revenue in fiscal 2005. The gross margin on product sales, after the impact of $4.6 million of net inventory charges to reduce legacy inventory to net realizable value and $0.2 million of separation costs related to a reduction in workforce, was 40.0% for fiscal 2005 compared to 40.1% for fiscal 2004, reflecting higher margin on the mix of products sold offset by greater overtime and temporary labor costs in fiscal 2005. The gross profit margin on gaming operations decreased to 77.0% in fiscal 2005 compared to 81.9% in the prior fiscal year, reflecting the lower margins on our wide-area progressive games due to the required funding of the progressive jackpot and higher royalties payable to licensors, partially offset by higher royalties received from licensees. In addition, the number of jackpot payouts on our WAP links impacted the margin, as 27 jackpots were awarded in fiscal 2005.

Operating Expenses. Operating expenses were as follows (in millions of dollars):

	2005		2004		Increase (Decrease)	
Year Ended June 30,	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$ 50.3	13.0%	$ 44.8	19.5%	$ 5.5	12.3%
Selling and administrative	74.6	19.2	57.6	25.0	17.0	29.5
Depreciation and amortization	40.4	10.4	26.9	11.7	13.5	50.2
Total operating expenses	$165.3	42.6%	$129.3	56.2%	$36.0	27.8%

Research and development expenses increased $5.5 million, or 12.3% to $50.3 million in fiscal 2005 compared to $44.8 million in the prior fiscal year. The increased costs were due to $0.3 million of separation costs related to a reduction in workforce, higher regulatory approval costs incurred for the final approvals for *CPU-NXT* and *Bluebird*, for a greater number of new game themes and for the final legacy operating system upgrade in GLI territories, plus headcount increases to fully staff our international game development studios and increased staff for the long-term portion of the technology improvement plan. During fiscal 2005, we introduced 50 new games for sale and 18 new participation and casino-owned daily fee games, and in fiscal 2004, we introduced 18 new games for sale and 8 new participation games.

Selling and administrative expenses increased $17.0 million, or 29.5%, to $74.6 million in fiscal 2005 compared to $57.6 million in fiscal 2004. These cost increases resulted from $0.5 million of separation costs related to a reduction in workforce, higher commissions based on substantially higher revenues, additional headcount, overtime and temporary contract labor for game installs, participation placements and in certain administrative areas due to increased demand and the timing of shipments, additional trade show and marketing costs to continue to support the simultaneous launch of three new product lines and higher equity compensation costs.

Depreciation and amortization expense increased by $13.5 million, or 50.2%, as the level of investment in participation gaming machines for gaming operations increased from fiscal 2004 to $63.9 million with the installation of 5,187 new *Bluebird* cabinets during fiscal 2005.

We generated operating income of $30.7 million in fiscal 2005, compared to an operating loss of $(1.8) million in fiscal 2004. The improved operating performance in fiscal 2005 resulted from the $68.5 million increase in gross profit, partially offset by a $5.5 million increase in research and development expenses, $17.0 million increase in selling and administrative expenses and $13.5 million increase in depreciation and amortization expense.

Interest Expense. We incurred interest expense of $3.9 million and $3.8 million in fiscal 2005 and fiscal 2004, respectively, related to our 2.75% convertible subordinated notes issued in June and July of 2003.

Interest and Other Income, Net. In the December 2004 quarter, we recorded $1.5 million of pre- and after-tax income related to final settlement of tax advances with our former subsidiary, Midway Games, which we previously fully reserved. We also recorded a pre-tax gain of $0.6 million in other income from the license of certain intellectual property of a discontinued business. In addition, we recorded $1.4 million and $2.6 million of other income, in fiscal 2005 and fiscal 2004, respectively, primarily interest and investment income earned on cash, cash equivalents and short-term investments.

Income Taxes. The provision for income taxes in fiscal 2005, which includes both current and deferred taxes, was at an effective tax rate of 30.0%, largely due to higher research and development credits, foreign tax credits, export sales deductions, favorable adjustment of prior years' taxes, dividend investment income and foreign income. The benefit for income taxes in fiscal 2004, which includes both current and deferred taxes, was at an effective tax rate of 70.9%, largely due to a low net loss and higher research and development credits, foreign tax credits, export sales deductions, dividend investment income and foreign income.

Earnings Per Share. Our net income was $21.2 million, or $0.62 per diluted share, for the current fiscal year compared to net loss of $(0.9) million, or $(0.03) per diluted share, for the prior fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Our use of cash flow from operations is largely for working capital to support our revenue base. Therefore, in any given reporting period, the amount of cash consumed or generated by operations will primarily relate to the rate of revenue increase or decrease, causing a corresponding change in working capital. In periods when revenues are increasing, the expanded working capital needs will be funded from available cash, cash equivalents, short-term investments, cash from operations, and, if necessary, proceeds from additional borrowings or additional equity offerings. Capital commitments are made for property, plant and equipment and gaming operations equipment; other commitments made relate primarily to licensing or technology agreements to obtain access to third-party brands, intellectual properties or technologies that we have not developed internally. Also, we will from time to time issue or retire borrowings or repurchase equity in an effort to maintain a cost-effective capital structure consistent with our anticipated capital requirements.

Our primary sources of liquidity are:

- Existing cash and cash equivalents;
- Cash flows from operations; and
- Debt capacity available under our revolving credit facility.

Selected balance sheet accounts at June 30 are summarized as follows (in millions):

	2006	2005	Increase (Decrease)
Total cash, cash equivalents, and short-term investments[1]	$ 52.7	$ 44.8	$ 7.9
Total current assets (A)	308.2	311.1	(2.9)
Total assets	526.4	478.4	48.0
Total current liabilities (B)	74.0	69.3	4.7
Long-term debt	115.0	115.0	—
Stockholders' equity	325.6	285.2	40.4
Net working capital (A)–(B)	234.2	241.8	(7.6)

(1) Includes restricted cash of $13.6 million and $3.5 million as of June 30, 2006 and June 30, 2005, respectively. Cash required for funding WAP systems jackpot payments is considered restricted cash and is not available for general corporate purposes.

Our net working capital decreased $7.6 million from June 30, 2005, and was affected by the following components:

- An increase in cash and cash equivalents of $3.9 million and an increase in restricted cash of $10.1 million as we increased the number of WAP jackpots during the year;
- A decrease in short-term investments of $6.1 million since, during the first three months of fiscal 2006, we disposed of our investments in Auction Market Preferred Stocks and currently hold our cash in interest-bearing accounts with various financial institutions;
- An increase in net current accounts and notes receivable of $23.3 million, reflecting the increased level of sales, slightly extended financing terms provided to customers and the impact of having higher unit shipments in the third month of the quarter;
- A $28.5 million decrease in inventory, due to a $17.7 million decrease in raw materials and a $10.8 million decrease in finished goods arising from our continued implementation of cost savings and efficiency initiatives in our manufacturing processes; as well as,
- A $4.7 million increase in current liabilities as increases in accounts payable, compensation-related liabilities and jackpot liabilities were partially offset by a decrease in accrued royalties due to the timing of shipments and payments.

We have not experienced significant bad debt expense in any of the periods presented. We expect to continue to invest in working capital throughout fiscal 2007 and 2008, albeit at a lower rate than in prior periods.

As described in Note 11, "Commitments and Contingencies" to our Consolidated Financial Statements, we have royalty commitments for brand, intellectual property and technology licenses that are not recorded in our Consolidated Balance Sheets. See also "Off-Balance Sheet Arrangements and Contractual Obligations" below for further information regarding significant commitments.

We believe that total cash and cash equivalents of $52.7 million at June 30, 2006, inclusive of $13.6 million of restricted cash, and cash flow from operations will be adequate to fund our anticipated level of expenses, capital expenditures, cash to be invested in gaming operations machines, the levels of inventories and receivables required in the operation of our business, repurchases of common stock, and the acquisition of Orion Gaming (see "Subsequent Events" below) for the next year. In fiscal 2007 and 2008, we expect cash flow from operations to continue to increase as we grow market share in our new product lines: mechanical reel, poker, and wide-area and local-area progressive systems. We do not believe we will need to raise a significant amount of additional capital in the short term or long term; however, we will assess market opportunities as they arise.

Convertible Subordinated Notes

At June 30, 2006, we had $115 million of convertible subordinated notes outstanding, bearing interest at 2.75% maturing on July 15, 2010. The notes are convertible at any time into an aggregate of 5.8 million shares of our common stock at a conversion price of $19.78 per share, subject to adjustment. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, aggregating $3.2 million annually. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $19.78 per share, and would reduce our annual interest expense. None of the holders have converted any of their convertible subordinated notes into our common stock. Our convertible notes are conventional convertible debt instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares of our common stock.

Revolving Credit Facility

On October 4, 2005, we amended our unused line of credit for $50.0 million under a revolving credit agreement, due May 9, 2006, to increase the foreign exchange transaction and letter of credit sub-limit from $2.0 million to $5.0 million. We did not borrow any amounts on this line during fiscal 2006 or in fiscal 2005.

On May 1, 2006, we entered into a new multi-year revolving credit agreement that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million, and replaces the $50 million revolving credit facility which would have expired on May 9, 2006. Up to $10 million of the credit facility is available for the issuance of letters of credit. The new credit agreement requires that we maintain certain financial ratios, which could limit our ability to declare dividends or make any distribution to holders of any shares of capital stock, or redeem or otherwise acquire such shares of our Company. At June 30, 2006, approximately $84.3 million was available for such purposes under the most restrictive of these covenants, and we were in compliance with the covenants as of June 30, 2006.

Common Stock Repurchase Program

On November 3, 2005, our Board of Directors authorized the repurchase of up to $20 million of the Company's common stock over the following twelve months. The purchases may be made from time to time in open market or privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions.

On August 8, 2006, our Board of Directors approved an expansion and extension of the existing share repurchase authorization. The share repurchase authorization was increased by $15 million to a total of $35 million and the expiration date was extended until August 2007. Reflecting fiscal 2006 share repurchases, at the time of the expansion, approximately $25 million remained outstanding under the expanded authorization. Refer to Note 10, "Stockholders' Equity and Common Stock Plans" to our Consolidated Financial Statements for further information on our stock repurchases.

Cash Flows Summary

Cash flows from operating, investing and financing activities, as reflected in our Consolidated Statements of Cash Flows, are summarized in the following table (in millions):

Year Ended June 30,	2006	2005	2004	2005 to 2006 Change
Net cash provided by (used in):				
Operating activities	$ 94.4	$ (3.6)	$(23.2)	$ 98.0
Investing activities	(85.4)	(36.1)	(38.4)	(49.3)
Financing activities	(4.6)	15.4	22.0	(20.0)
Effect of exchange rates on cash and cash equivalents	(0.5)	(0.4)	(0.1)	(0.1)
Net increase (decrease) in cash and cash equivalents	$ 3.9	$(24.7)	$(39.7)	$ 28.6

In fiscal 2005, we reclassified our investment and advances in other assets relating to technology and brand license agreements and costs paid to third parties for patents and trademarks from operating activities to investing activities in our Consolidated Statements of Cash Flows. Refer to Note 6, "Royalties, Licensed Technologies, Patents, and Trademarks" to our Consolidated Financial Statements for further information.

Operating Activities. The $98.0 million increase in cash from operating activities in fiscal 2006 compared to fiscal 2005 resulted from several factors, including:

- A $75.9 million lower investment in operating assets and liabilities during the year ended June 30, 2006 due to:
  - A reduction in our inventory levels in fiscal 2006 from fiscal 2005 by $28.5 million, due to our continued implementation of cost savings and efficiency initiatives in our manufacturing processes;
  - A reduction in the rate of growth of our accounts and notes receivable during fiscal 2006 compared to fiscal 2005 that is in line with the rate of growth in our revenues, partially offset by slightly extended payment terms; and
  - A $10.1 million increase in restricted cash related to an increase in the number of WAP jackpots we offer and management of our current liabilities;
- Fiscal 2006 net income provided $33.3 million cash flow from operations, an increase of $12.1 million from net income of $21.2 million for fiscal 2005;
- Depreciation and amortization expense provided $54.7 million of cash to operations for fiscal 2006, as compared to $40.4 million for fiscal 2005; and
- Non-cash expenses, consisting of mostly share-based payment expense in both periods, increased to $15.4 million in fiscal 2006 from $4.9 million in fiscal 2005, primarily due to the $9.3 million impact from the required adoption of SFAS No. 123R, effective July 1, 2005.

The $19.6 million decrease in cash used by operating activities in fiscal 2005 compared to fiscal 2004 was due to a $22.1 million increase in net income and a $23.4 million net increase in depreciation and amortization, non-cash expenses, deferred income taxes, and tax benefit from the exercise of stock options, partially offset by a $25.9 million increase in cash invested in operating assets and liabilities due to growth of our business. Depreciation expense totaled $40.4 million for fiscal 2005, as compared to $26.9 million for fiscal 2004.

We anticipate cash to be provided by operations in fiscal 2007, due to anticipated increases in revenues from higher new unit sales at a higher average selling price, a greater average participation gaming machine installed base, and a higher average revenue per day, partially offset by higher research and development expenses related to the ongoing execution of our technology improvement plan, product approval costs, product line expansion costs and increased game offerings, as well as higher selling and administrative costs due to the increase in our revenues.

Investing Activities. The $49.3 million increase in cash used by investing activities in fiscal 2006 compared to fiscal 2005 was primarily due to:

- Cash used for the purchase of property, plant and equipment for fiscal 2006 of $15.6 million compared with $8.1 million for fiscal 2005. We purchased land and a building near our technology campus in the September 2005 quarter and are currently planning new construction in this space beginning in fiscal 2007. In the fall of 2005, we began an expansion of our Waukegan manufacturing facility and spent $1.7 million on such expansion during fiscal 2006. We expect the total cost of the expansion to be between $10 million and $12 million. However, on an overall capital expenditure basis for property, plant and equipment, we expect to spend between $20 million and $24 million on capital expenditures during fiscal 2007, and do not anticipate any significant changes in the general trend of our capital expenditures for property, plant and equipment in fiscal 2008;
- Cash used for additions to gaming operation machines of $68.7 million and $63.9 million for fiscal 2006 and 2005, respectively. The current period investment in gaming operation machines reflects our continued expansion of the installed base of our participation games and continued refreshing of our games with new game themes. We expect the investment in gaming operations machines to moderate to be between $40 million and $50 million in fiscal 2007, and expect this moderation to continue into fiscal 2008, as we expect the growth in the installed base of our gaming machines to be lower than the record growth we achieved in fiscal 2006 and 2005; and
- Net cash of $6.1 million provided from the redemption of short-term investments for fiscal 2006, compared to $49.6 million provided from the redemption of such investments in the comparable prior year period.

In addition, we acquired Orion Financement B.V. on July 13, 2006. See "Subsequent Developments" below for further information.

The $2.3 million decrease in cash used in investing activities in fiscal 2005 compared to fiscal 2004 was primarily due to proceeds from short-term investments of $49.6 million compared to $2.6 million in fiscal 2004, partially offset by cash used for additions to gaming operation machines of $63.9 million in fiscal 2005 compared to $17.4 million in fiscal 2004. In fiscal 2005, we had record growth in our installed base and we refreshed our installed legacy base with participation games in our *Bluebird* cabinet using our *CPU-NXT* platform.

Financing Activities. The $20.0 million decrease in cash provided by financing activities, to cash used in financing activities of $4.6 million, was primarily due to:

- The receipt of $4.2 million and $15.4 million from the exercise of stock options in fiscal 2006 and 2005, respectively. The amount we receive from the exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the exercise price of vested options; and
- The repurchase of 400,428 shares of our common stock for an aggregate price of $10.0 million at an average price of $25.05 per share, compared to no repurchases of common stock in fiscal 2005.

The $6.6 million decrease in cash provided by financing activities in fiscal 2005 compared to fiscal 2004 was primarily due to the fact that we received net cash of $14.1 million in July 2004 from the exercise of the over-allotment option relating to our convertible subordinated notes, partially offset by an increase in cash provided by the exercise of stock options.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are not dependent on off-balance sheet financing arrangements to fund our operations. We utilize financing arrangements for operating leases of equipment and facilities, none of which are in excess of our current needs. We also have minimum guaranteed royalty payments for intellectual property used in our gaming machines that are not recorded on our Consolidated Balance Sheets. Typically, we are obligated to make minimum commitment royalty payments over the term of our licenses and to advance payment against those commitments.

Our obligations under these arrangements, under our convertible subordinated notes and other contractual obligations at June 30, 2006, were as follows (in millions):

Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating leases	$ 29.4	$ 3.9	$ 6.6	$ 5.8	$13.1
Royalty payments, excluding contingent payments	43.2	16.5	16.2	10.5	—
Non-cancelable raw material purchase orders	34.1	21.9	12.2	—	—
Convertible subordinated notes	115.0	—	—	115.0	—
Other, including guaranteed minimums in employment agreements and capital expenditures	16.0	6.6	9.4	—	—
Total	$237.7	$48.9	$44.4	$131.3	$13.1

The total potential royalty commitments, including payments already made and those contingent upon future events, decreased to $43.3 million at June 30, 2006 from $56.9 million at June 30, 2005, due to advances and payments made on existing commitments, partially offset by a slight increase in gross commitments. Potential royalty commitments could continue to increase in the future as we enter into new brand licensing agreements. See also Note 11, "Commitments and Contingencies" to our Consolidated Financial Statements.

Non-cancelable raw materials purchase orders increased to $34.1 million as of June 30, 2006 from $0.9 million as of June 30, 2005, due to the Company entering into formal purchase agreements with certain suppliers during fiscal 2006.

We do not have any special purpose entities for investment or the conduct of our operations. We have not entered into any derivative financial instruments, although we have granted stock options, restricted stock, equity based performance units and deferred stock units to our employees, officers, directors and consultants and warrants to a licensor, and we have issued convertible subordinated notes.

SUBSEQUENT DEVELOPMENTS

Acquisition

On July 13, 2006, we completed the acquisition of 100% of the outstanding stock of privately-held Orion Financement Company B.V. ("Orion Gaming"), a Netherlands-based company that designs, manufactures and sells gaming machines. The total consideration for Orion Gaming was €23.6 million (or approximately U.S. $30.2 million), of which €8.6 million (U.S. $11.0 million) was for debt retirement. Orion Gaming stockholders received €15.0 million (U.S. $19.2 million), comprised of €7.5 million (U.S. $9.6 million) in cash and €7.5 million (U.S. $9.6 million) of WMS common stock (approximately 366,400 shares). Orion Gaming's senior management, which has led the company from inception, will remain with the company. Orion Gaming will operate as a separate subsidiary. The transaction is expected to be neutral to slightly accretive to our fiscal 2007 net income.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are subject to market risks in the ordinary course of our business, primarily associated with interest rate and foreign currency fluctuations. We do not currently hedge either of these risks, or utilize financial instruments for trading or other speculative purposes.

Interest Rate Risk

We have exposure to interest rate risk from our convertible subordinated notes and revolving credit facility. The notes are at a fixed rate and the revolving credit facility is at a variable rate.

As of June 30, 2006, we had $115.0 million of convertible fixed-rate debt with an interest rate of 2.75% and a fair value of $159.2 million. Using a discounted cash flow model, and assuming no change in the market price of our common stock into which the debt is convertible, we currently estimate that a 50 basis point change in the prevailing market interest rates would impact the fair value of our fixed-rate debt by approximately $2.2 million, but would not be material to our cash flows or future results of operations. However, the fair value of our convertible fixed-rate debt is more significantly dependent on the market price of our common stock into which it can be converted.

On May 1, 2006, we entered into a new multi-year revolving credit agreement that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million, and replaces the $50 million revolving credit facility which would have expired on May 9, 2006. Borrowings under this facility bear interest at a certain percentage above the agent's prime rate, or above the LIBOR rate. There were no outstanding borrowings under this facility as of June 30, 2006.

Foreign Currency Risk

We have subsidiaries in Australia, Canada, Slovakia, Spain, South Africa, and the United Kingdom for distribution and development operations. These subsidiaries transact business in their respective foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal 2006 would have resulted in a pre-tax loss (or gain) of about $0.4 million.

The net assets of these subsidiaries are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in stockholders' equity. Such translation resulted in unrealized losses of $0.5 million and $0.4 million for fiscal 2006 and 2005, respectively.

In addition, foreign governments could impose restrictions on currency movements that might make it costly or impossible to repatriate earnings to the U.S.

The above analysis of Foreign Currency Risk excludes Orion Gaming, which we acquired in July 2006.

Forward-Looking Statement

This Report contains forward-looking statements concerning our future business performance, strategy, outlook, plans, liquidity, pending regulatory matters and outcomes of contingencies including legal proceedings, among others. Forward-looking statements may be typically identified by such words as "may," "will," "should," "expect," "anticipate," "seek," "believe," "estimate," "plan" and "intend," among others. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, any or all of our forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed. Factors that could cause our actual results to differ from expectations, include the risks set forth under "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," among other items in our Form 10-K. Forward-looking statements speak only as of the date of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. (the "Company") as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. at June 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of WMS Industries Inc.'s internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 8, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
September 8, 2006

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Brian R. Gamache
President and Chief Executive Officer

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and Treasurer

September 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
WMS Industries Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that WMS Industries Inc. maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WMS Industries Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that WMS Industries Inc. maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, WMS Industries Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of WMS Industries Inc. as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2006 of WMS Industries Inc. and our report dated September 8, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
September 8, 2006

CONSOLIDATED BALANCE SHEETS

June 30,	2006	2005
(in millions of U.S. dollars and millions of shares)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 39.1	$ 35.2
Restricted cash	13.6	3.5
Short-term investments	—	6.1
Total cash, cash equivalents and short-term investments	52.7	44.8
Accounts receivable, net of allowances of $2.6 and $2.5, respectively	91.2	77.0
Notes receivable, current portion	54.4	45.3
Inventories	75.8	104.3
Other current assets	34.1	39.7
Total current assets	308.2	311.1
Non-current assets:		
Gaming operations machines, net	71.6	54.4
Property, plant and equipment, net	63.1	53.4
Royalties, licensed technologies, patents and trademarks	54.2	47.4
Other assets	29.3	12.1
Total non-current assets	218.2	167.3
Total Assets	$526.4	$478.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 37.4	$ 31.4
Accrued compensation and related benefits	8.2	6.1
Other accrued liabilities	28.4	31.8
Total current liabilities	74.0	69.3
Non-current liabilities:		
Deferred income tax liabilities	3.1	4.2
2.75% Convertible subordinated notes due 2010	115.0	115.0
Other non-current liabilities	8.7	4.7
Total non-current liabilities	126.8	123.9
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock (5.0 shares authorized, none issued)	—	—
Common stock (100.0 shares authorized, 32.4 shares issued)	16.2	16.2
Additional paid-in capital	227.2	225.0
Retained earnings	97.6	64.3
Accumulated other comprehensive income	0.1	0.6
Unearned restricted stock	—	(11.5)
Treasury stock, at cost (0.8 shares and 0.7 shares, respectively)	(15.5)	(9.4)
Total stockholders' equity	325.6	285.2
Total Liabilities and Stockholders' Equity	$526.4	$478.4

The accompanying Notes are an integral part of these Consolidated Financial Statements.

For the Years Ended June 30,	2006	2005	2004
(in millions of U.S. dollars and millions of shares, except per share amounts)			
REVENUES:			
Product sales	$302.5	$278.6	$145.9
Gaming operations	148.7	109.8	84.3
Total revenues	451.2	388.4	230.2
COSTS AND EXPENSES:			
Cost of product sales[1]	174.1	167.2	87.4
Cost of gaming operations[1]	36.4	25.2	15.3
Research and development	49.0	50.3	44.8
Selling and administrative	88.0	74.6	57.6
Depreciation and amortization[1]	54.7	40.4	26.9
Total costs and expenses	402.2	357.7	232.0
Operating income (loss)	49.0	30.7	(1.8)
Interest expense	(4.3)	(3.9)	(3.8)
Interest and other income, net	4.5	3.5	2.6
Income (loss) before income taxes	49.2	30.3	(3.0)
Provision (benefit) for income taxes	15.9	9.1	(2.1)
NET INCOME (LOSS)	$ 33.3	$ 21.2	$ (0.9)
Earnings (loss) per share:			
Basic	$ 1.06	$ 0.69	$ (0.03)
Diluted	$ 0.94	$ 0.62	$ (0.03)
Weighted average common shares:			
Basic common stock outstanding	31.4	30.7	29.7
Diluted common stock and common stock equivalents	37.9	37.7	29.7

(1) Cost of product sales and cost of gaming operations exclude the following amounts of depreciation and amortization, which are included in the depreciation and amortization line item:

Cost of product sales	*$ 2.3*	*$ 1.9*	*$ 1.7*
Cost of gaming operations	*$ 45.8*	*$ 32.2*	*$ 19.8*

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME STATEMENTS

(for the years ended June 30, 2006, 2005 and 2004)

(in millions of U.S. dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Restricted Stock	Treasury Stock, at Cost	Total Stockholders' Equity
Balance, June 30, 2003	$16.2	$197.0	$44.0	$ 1.1	$ (0.3)	$(36.8)	$221.2
Comprehensive loss:							
Net loss	—	—	(0.9)	—	—	—	(0.9)
Foreign currency translation adjustment	—	—	—	(0.1)	—	—	(0.1)
Comprehensive loss	—	—	—	—	—	—	(1.0)
Issuance of warrants	—	3.9	—	—	—	—	3.9
Exercise of stock options and related tax benefits	—	4.7	—	—	—	14.9	19.6
Issuance of restricted shares from treasury	—	1.1	—	—	(1.8)	0.7	—
Purchase of treasury shares	—	—	—	—	—	(5.0)	(5.0)
Share-based payment expense	—	—	—	—	0.8	—	0.8
Balance, June 30, 2004	16.2	206.7	43.1	1.0	(1.3)	(26.2)	239.5
Comprehensive income:							
Net income	—	—	21.2	—	—	—	21.2
Foreign currency translation adjustment	—	—	—	(0.4)	—	—	(0.4)
Comprehensive income	—	—	—	—	—	—	20.8
Exercise of stock options and related tax benefits	—	8.0	—	—	—	13.0	21.0
Issuance of restricted shares from treasury	—	5.3	—	—	(9.1)	3.8	—
Issuance of performance contingent units	—	4.1	—	—	(4.1)	—	—
Share-based payment expense	—	0.9	—	—	3.0	—	3.9
Balance, June 30, 2005	16.2	225.0	64.3	0.6	(11.5)	(9.4)	285.2
Comprehensive income:							
Net income	—	—	33.3	—	—	—	33.3
Foreign currency translation adjustment	—	—	—	(0.5)	—	—	(0.5)
Comprehensive income	—	—	—	—	—	—	32.8
Effect from adoption of SFAS No. 123R	—	(11.5)	—	—	11.5	—	—
Exercise of stock options and related tax benefits	—	1.5	—	—	—	3.9	5.4
Share-based payment expense	—	12.2	—	—	—	—	12.2
Purchase of treasury shares	—	—	—	—	—	(10.0)	(10.0)
Balance, June 30, 2006	$16.2	$227.2	$97.6	$ 0.1	$ —	$(15.5)	$325.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended June 30,	2006	2005	2004
(in millions of U.S. dollars)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 33.3	$ 21.2	$ (0.9)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	54.7	40.4	26.9
Non-cash losses and expenses	15.4	4.9	2.1
Deferred income taxes	(3.8)	5.4	(2.8)
Tax benefit from exercise of stock options	—	5.6	6.7
Change in operating assets and liabilities:			
Restricted cash	(10.1)	(3.0)	1.8
Receivables	(23.4)	(51.9)	(33.4)
Inventories	32.7	(36.6)	(35.4)
Other current assets	(8.3)	(14.7)	0.2
Other assets	(4.9)	0.7	1.0
Accounts payable and accrued liabilities	8.8	24.4	10.6
Net cash provided by (used in) operating activities	94.4	(3.6)	(23.2)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(15.6)	(8.1)	(10.5)
Additions to gaming operations machines	(68.7)	(63.9)	(17.4)
Investment and advances in royalties, licensed technologies, patents and trademarks	(7.2)	(13.7)	(13.1)
Proceeds from short-term investments	6.1	49.6	2.6
Net cash used in investing activities	(85.4)	(36.1)	(38.4)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash received from exercise of stock options	4.2	15.4	12.9
Tax benefit from exercise of stock options	1.2	—	—
Gross proceeds from issuance of convertible notes	—	—	15.0
Debt issuance costs	—	—	(0.9)
Purchase of treasury stock	(10.0)	—	(5.0)
Net cash (used in) provided by financing activities	(4.6)	15.4	22.0
EFFECT OF EXCHANGE RATES ON CASH	(0.5)	(0.4)	(0.1)
Increase (decrease) in cash and cash equivalents	3.9	(24.7)	(39.7)
Cash and cash equivalents, beginning of year	35.2	59.9	99.6
Cash and cash equivalents, end of year	$ 39.1	$ 35.2	$ 59.9

The accompanying Notes are an integral part of these Consolidated Financial Statements.

1. BUSINESS OVERVIEW

We are engaged in one business segment: the design, manufacture, and marketing of gaming machines (video and mechanical reel type) and video lottery terminals ("VLTs") for customers in legalized gaming jurisdictions worldwide. Our production remains exclusively in the United States, while development and distribution offices are located in the United States, Australia, Italy, Spain, the United Kingdom and South Africa. See also Note 18, "Subsequent Events."

We market our gaming machines in two principal ways. First, for product sales, we sell new and used gaming machines, VLTs, conversion kits, parts, and equipment manufactured under original equipment manufacturing agreements to casinos and other gaming machine operators. Second, we license our game content to third parties for distribution and we lease gaming machines and VLTs to casinos and other licensed gaming machine operators for payments based upon (1) a percentage of the net win, which is the earnings generated by casino patrons playing the gaming machine, (2) fixed daily fees or (3) in the case of gaming machines on a wide-area progressive ("WAP") jackpot system, a percentage of the amount wagered. We categorize our lease arrangements into five groups: WAP participation gaming machines; local-area progressive ("LAP") participation gaming machines; stand-alone participation gaming machines; casino-owned daily fee games; and VLT leases. We refer to WAP, LAP and stand-alone gaming machines as "participation games" and when combined with casino-owned daily fee games, royalties we receive under license agreements with third parties to distribute our games, and VLT and other lease revenues, we refer to this business as our "gaming operations."

Data for product sales and gaming operations is only maintained on a consolidated basis as presented in our Consolidated Financial Statements, with no additional separate data maintained for product sales and gaming operations (other than the revenue and costs of revenues information included in the Consolidated Statements of Operations and cost of gaming operations machines and related accumulated depreciation included in the Consolidated Balance Sheets).

2. PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation and Consolidation Policy

Our Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission, and include all adjustments necessary to fairly present our consolidated financial position, results of operations, and cash flows for each period presented. Our Consolidated Financial Statements include the accounts of WMS Industries Inc. and its wholly owned subsidiaries ("WMS" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Certain amounts reported in previous years have been reclassified to conform to the fiscal 2006 presentation, including royalties, licensed technologies, patents and trademarks (see Note 6), as well as accounts and notes receivable.

Revenue Recognition

Our revenue recognition principle for both product sales and gaming operations is to record revenue when all the following criteria are met:

- Persuasive evidence of an agreement exists;
- The price to the customer is fixed or determinable;
- The product is delivered; and
- Collectibility is reasonably assured.

Product Sales. We sell gaming machines through credit terms of 90 days or less or with credit terms that may extend up to two years under contracts of sale, usually secured by the related equipment, with interest recognized at market rates. Revenues are reported net of incentive rebates or discounts.

When multiple product deliverables are included under a sales contract, in accordance with Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), *Revenue Arrangements with Multiple Deliverables*, we allocate revenue to each unit of accounting based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition. The Company allocates revenue to each unit of accounting based upon its fair value as determined by "vendor specific objective evidence." Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold.

The Company recognizes revenue when the product is delivered and defers revenue for any undelivered units of accounting. Deliverables are divided into separate units of accounting if:

- Each item has value to the customer on a stand-alone basis;
- We have objective and reliable evidence of the fair value of the undelivered items; and
- Delivery of any undelivered item is considered probable and substantially in our control.

If the Company cannot objectively determine the fair value of any undelivered units of accounting included in the arrangement, all revenues are deferred until all of the items are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered units of accounting.

Our services for initial installation, as well as standard warranty and technical support, are not separately priced components of our sales arrangements and are included in our revenues when the product is delivered.

Labor costs for gaming machine installs and participation placements, as well as labor costs associated with performing routine maintenance on participation gaming machines are included in selling and administrative expenses. Beginning in fiscal 2006, we accrue for the cost of installing gaming machines sold to our customers at the time of sale, based on the percent of such gaming machines that we expect to install for our customers. We capitalize the costs to install gaming operations machines.

We currently do not apply the provisions of Statement of Position 97-2, *Software Revenue Recognition*, ("SOP 97-2") to sales of our products. The sale of our game themes and operating system, which are an integral part of a gaming machine, are "incidental" under the guidance of SOP 97-2 and, as such, we apply the revenue recognition principles outlined above.

Gaming Operations. We earn gaming operations revenues from leasing participation games and VLTs, and earn royalties from third parties under license agreements to use our game content. Gaming operations revenues under operating-type lease agreements are estimated and recognized as earned when collectibility is reasonably assured.

For WAP leasing agreements, revenues are recognized for each gaming machine based upon a percentage of coin-in, which is the amount of coins, currency and credits wagered on the gaming machine. Revenues are recognized as earned when collectibility is reasonably assured. WAP systems entail a configuration of numerous electronically linked gaming machines located in multiple casino properties, connecting to a WMS central computer system via a network of communications equipment. WAP system gaming machines differ from stand-alone units in that they build a progressive jackpot with every wager until a player hits the top award-winning combination. Participating casinos pay a percentage of the coin-in directly to WMS for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems and to administer the progressive jackpot funding.

A LAP system electronically links gaming machines within a single casino to a site controller which allows the system to build a series of small progressive jackpots within that specific casino based on every wager made on the LAP system; whereas a WAP jackpot system links gaming machines in multiple casinos to a progressive jackpot for multiple casinos within a gaming jurisdiction.

WMS also offers participation gaming machines on a non-linked basis, which we call stand-alone games. Stand-alone and local-area progressive participation lease agreements are based on either a predetermined percentage of the daily net win of each gaming machine or a fixed daily rental fee.

Casino-owned daily fee games lease agreements are for a fixed daily fee per day. Casino-owned daily fee games are games for which we sell the base gaming machine to the casino at a normal sales price and earn a normal product sales gross profit and then earn a lower ongoing daily fee from leasing the top box and game theme to the casino.

VLTs may be operated as stand-alone units or may interface with central monitoring computers operated by government agencies. Our VLTs typically are located in places where casino-type gaming is not the principal attraction, such as racetracks, bars and restaurants, and are usually operated by the lottery organization of the jurisdiction. Our revenues are based on a fixed percentage of the daily net win of the gaming machines.

Under agreements with licensees who are generally located in geographic areas or operate in markets where we are not active, we are paid royalties based upon our licensees' purchase or placement of gaming machines with our licensed themes, artwork, and other intellectual property. Royalties are recorded as earned when the licensee purchases or places the game and collectibility is reasonably assured.

Sales of Used Gaming Machines

Cash generated from the sale of used gaming machines, including cash generated from the sale of used gaming operations machines, is included in our cash flow from operating activities for the periods in which such sales occur and have not been material.

Translation of Non-U.S. Currency Amounts

The local currency is the functional currency (primary currency in which business is conducted) for our non-U.S. subsidiaries and their assets and liabilities are translated into U.S. dollars at fiscal year-end exchange rates. Revenue and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments are included in Accumulated other comprehensive income (loss). Gains and losses arising from intercompany foreign currency transactions that are of a long-term investment nature are reported in the same manner as translation adjustments. Foreign currency transaction gains (losses) are included in Interest and other income, net and totaled $0.3 million, $(0.3) million and $0.2 million in fiscal years 2006, 2005 and 2004, respectively.

Cash and Cash Equivalents, and Restricted Cash

All highly liquid investments with maturities of three months or less when purchased are considered cash equivalents. Restricted cash of $13.6 million and $3.5 million at June 30, 2006 and 2005, respectively, is required for funding WAP systems' jackpot payments.

Short-Term Investments

Short-term investments primarily consisted of Auction Market Preferred Stocks stated at cost, which approximated market value. These investments generally had no fixed maturity date but most had dividend-reset dates every 49 days or longer. These investments could have been liquidated under an auction process on the dividend-reset dates subject to a sufficient number of bids being submitted. During the first three months of fiscal 2006, we disposed of our investments in Auction Market Preferred Stocks and currently hold our cash in interest-bearing accounts with various financial institutions.

Accounts Receivable, Notes Receivable and Allowance for Doubtful Accounts

We carry our accounts and notes receivable at face amounts less an allowance for doubtful accounts. On a periodic basis, we evaluate our receivables and establish the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and our history of write offs and collections. Our policy is to generally not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed upon invoice terms. With regard to notes receivable, interest income is recognized ratably over the life of the note receivable and any related fees or costs to establish the notes are charged to expense as incurred, as they are considered insignificant. Imputed interest, if any, is determined based on current market rates and is recorded in Interest and other income, net on the Consolidated Statements of Operations.

The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2006 and 2005, the fair value of the notes receivable approximated the carrying value.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market. We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our financial statements. Demand for legacy parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

In fiscal 2004, we introduced our new *Bluebird* cabinet and *CPU-NXT* gaming platform, and this has accelerated the obsolescence of existing legacy product lines. Some customers have traded in their legacy gaming machines when they purchased a new *Bluebird* gaming machine. We either sell these trade-ins "as-is" or refurbish the legacy gaming machines before resale. We also refurbish and sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. We maintain a legacy parts inventory, which we use for renovating the trade-in gaming machines, producing new legacy gaming machines including OEM arrangements with Multimedia Games Inc., or selling such parts to casinos and others through our spare parts business. An active market exists mostly outside of North America for used games. We continue to support our customers' installed base of legacy gaming machines and continue to review our legacy inventories for impairment.

Freight-Out and Warehousing Costs

Freight-out and warehousing costs are included in cost of product sales in the Consolidated Statements of Operations. Freight-out costs for gaming operations machines are capitalized and depreciated over the useful life of the related asset.

Research and Development Costs, including Software Development Costs

We account for research and development costs in accordance with Statement of Financial Accounting Standards No. 2, *Accounting for Research and Development Costs*. Accordingly, employee costs associated with product development are included in Research and development costs and are generally expensed as incurred.

We account for amounts paid to third parties for purchased or licensed software, including costs related to our technology improvement plan, under Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, ("SFAS No. 86"). Under these arrangements, we have alternative future uses for purchased software and we generally have the right to sub-license this software to third parties (see also Note 11, "Commitments and Contingencies"). In addition, according to SFAS No. 86, costs incurred in creating a computer software product shall be charged to expense when incurred as research and development until "technological feasibility" has been established for the product, after which point costs are capitalized. Our products reach technological feasibility when a working model of the software is available, which is shortly before release to manufacturing for production.

In accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the implementation costs of our Oracle ERP system incurred during the preliminary project stages were expensed; costs incurred during the application development stages are being capitalized and costs incurred during the post-implementation/operation stages are being expensed.

Long-Lived Assets

Property, plant and equipment and gaming operations machines are stated at cost, net of accumulated depreciation. Depreciation of property, plant and equipment is computed on a straight-line basis over the following estimated useful lives:

Buildings and improvements	10 to 40 years
Leasehold improvements	Lesser of term of lease or useful life
Machinery and equipment	3 to 8 years
Gaming operations base machines	3 years
Gaming operations top boxes	1 year
Furniture and fixtures	10 years

Significant replacements and improvements are capitalized. Other maintenance and repairs are expensed.

We review the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. When an impairment loss is to be recognized for an asset, it is measured by comparing the carrying value to the fair value. Fair value is generally measured as the present value of estimated future cash flows.

Goodwill and indefinite lived intangible assets are not amortized but are reviewed annually, or more frequently if an event occurs or circumstances change, for indications that the asset might be impaired. Any impairment loss is charged to expense in the period in which such loss is determined. Identified intangible assets with finite lives, including licensed technology and patents, are amortized using the straight-line method over their estimated useful lives. We continually evaluate the reasonableness of the useful lives of these assets, and any change in the lives assigned to amortizable assets will impact our Consolidated Statements of Operations.

We capitalize royalty and licensing advances made in connection with licensing agreements we have for the use of third-party intellectual property and technologies. When the products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid-up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases, the amortization of the advances is included in cost of product sales if related to a product sale, or cost of gaming operations if related to placement or lease of gaming machines or licenses in gaming operations revenues. To the extent we determine that the products developed would not fully recover the minimum commitment amounts, we will record an immediate charge in our Consolidated Statements of Operations at the time of such determination.

WAP Jackpot Liabilities and Expenses

We record a WAP jackpot liability based on the actual volume of coin-in or gaming machine play plus the initial progressive meter liability ("reset") on each system in each jurisdiction. We defer jackpot expense for the reset on each progressive jackpot linked system, which is subsequently amortized to jackpot expense as the revenues are generated from the coin-in or gaming machine play. Our jackpot liabilities totaled $7.8 million and $1.8 million at June 30, 2006 and 2005, respectively. Our jackpot expense was $13.3 million, $5.1 million and zero for fiscal 2006, 2005 and 2004, respectively. To fund our jackpot liabilities we maintain restricted cash, as described above.

Advertising Expense

The cost of advertising is charged to expense as incurred. The cost of advertising for fiscal 2006, 2005 and 2004 was $0.9 million, $0.9 million and $0.6 million, respectively.

(tabular amounts in millions of U.S. dollars and millions of shares, except share amounts)

Accounting for Income Taxes

We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123R, *Share-Based Payment* ("SFAS No. 123R" or the "Statement"). This Statement is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under prior accounting rules.

On July 1, 2005, the Company adopted the provisions of SFAS No. 123R using the modified prospective method. Prior to the adoption of SFAS No. 123R, WMS followed the intrinsic value method in accordance with APB No. 25 to account for its employee stock options. Accordingly, no compensation expense was recognized for stock options issued under the Company's equity compensation plans; however, compensation expense was recognized in connection with the issuance of restricted stock granted under the Company's equity compensation plans. The adoption of SFAS No. 123R primarily resulted in a change in the Company's method of recognizing the fair value of share-based compensation and estimating forfeitures for all unvested awards. Specifically, the adoption of SFAS No. 123R resulted in WMS recording compensation expense for employee stock options that were unvested at July 1, 2005, and for all future option grants. The following table shows the effect of adopting SFAS No. 123R on selected reported items:

	2006	
	As Reported	Impact of SFAS No. 123R
Income before income taxes	$49.2	$ 9.3
Net income	$33.3	$ 5.8
Basic earnings per share	$1.06	$0.18
Diluted earnings per share	$0.94	$0.15
Cash flows from operating activities	$94.4	$ (1.2)
Cash flows from financing activities	$ (4.6)	$ 1.2

Adoption of SFAS No. 123R also impacted the Consolidated Balance Sheet as $11.5 million of Unearned restricted stock at June 30, 2005 was reclassified to Additional paid-in capital on July 1, 2005. Total pre-tax share-based compensation expense for fiscal 2006, 2005 and 2004 was $12.2 million, $3.9 million, and $0.8 million, respectively.

Results for fiscal 2005 have not been restated. Had compensation expense for employee stock options granted under the Company's equity compensation plans been determined during fiscal 2005 and 2004 based on fair value at the grant date consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2005	2004
Net income (loss) as reported	$ 21.2	$ (0.9)
Add: Stock-based employee compensation cost, net of related tax effects, already included in the determination of net income	1.8	0.4
Deduct: Pro forma amounts if the fair value method had been applied to all stock compensation awards	(8.3)	(8.4)
Subtotal	(6.5)	(8.0)
Pro forma net income (loss)	$ 14.7	$ (8.9)
Basic earnings (loss) per share:		
As reported	$ 0.69	$(0.03)
Pro forma	$ 0.48	$(0.30)
Diluted earnings (loss) per share:		
As reported	$ 0.62	$(0.03)
Pro forma	$ 0.45	$(0.30)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2006, 2005 and 2004:

	2006	2005	2004
Risk-free interest rate	4.6%	5.0%	4.0%
Expected life of options (in years)	6.13	6.25	6.00
Expected volatility	0.37	0.39	0.36
Dividend yield	0.0%	0.0%	0.0%

For fiscal 2006, the expected life of each award granted was calculated using the "simplified method" in accordance with Staff Accounting Bulletin No. 107. For fiscal 2005 and 2004, the Company used a projected expected life for each award granted based on historical experience. Expected volatility is based on historical volatility levels of WMS common shares. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term that approximates expected life of the award. Expected dividend yield is based on historical dividend payments.

Use of Estimates

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles. Such preparation requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and Notes thereto. Actual results could differ from those estimates.

(tabular amounts in millions of U.S. dollars and millions of shares, except share amounts)

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit and market risk, consist primarily of cash equivalents, short-term investments and trade notes and accounts receivable. By policy, we place our cash equivalents and short-term investments only in high credit quality securities and limit the amounts invested in any one security. However, our overnight cash balances are held by our main commercial bank. The accounts and notes receivable from the sale of gaming machines are generally from a large number of customers with no significant concentration other than in the State of Nevada. No customers accounted for more than 10% of consolidated revenues in fiscal 2006, 2005 and 2004.

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board issued final Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes*, ("FIN 48"). FIN 48 creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and also excludes income tax accounting from SFAS No. 5, *Accounting for Contingencies*. FIN 48 is effective for fiscal years beginning after December 15, 2006, and, accordingly, WMS will adopt FIN 48 beginning in fiscal 2008. We are in the process of analyzing the potential effects FIN 48 will have on the Company's results of operations and financial position.

3. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share are calculated as follows for the three fiscal years ended June 30:

	2006	2005	2004
Basic earnings (loss) per share:			
Net income (loss)	$33.3	$21.2	$ (0.9)
Basic weighted average common shares outstanding	31.4	30.7	29.7
Basic earnings (loss) per share	$1.06	$0.69	$(0.03)
Diluted earnings (loss) per share:			
Net income (loss)	$33.3	$21.2	$ (0.9)
After-tax effect of convertible subordinated notes	2.3	2.2	—
Net income (loss) for per share calculation	$35.6	$23.4	$ (0.9)
Basic weighted average common shares outstanding	31.4	30.7	29.7
Dilutive effect of stock options	0.6	1.1	—
Dilutive effect of restricted common stock	0.1	0.1	—
Dilutive effect of convertible subordinated notes	5.8	5.8	—
Weighted average common shares outstanding	37.9	37.7	29.7
Diluted earnings (loss) per share	$0.94	$0.62	$(0.03)
Common stock equivalents excluded from the calculation of diluted earnings per share because their exercise prices would render them anti-dilutive	1.8	0.6	0.3

If WMS had recognized income for fiscal 2004, the following would have resulted in additional diluted shares outstanding under the treasury stock method: 1.4 million incremental stock options and warrants; and 0.1 million incremental restricted stock grants. In fiscal 2004, if WMS had recognized income in excess of $0.40 per share, then 5.8 million shares of common stock related to the 2.75% convertible subordinated notes would have been included in the diluted shares outstanding.

4. INVENTORIES

Inventories consisted of the following at June 30:

	2006	2005
Raw materials and work-in-process	$ 53.9	$ 71.6
Finished goods	21.9	32.7
Total inventories	$ 75.8	$ 104.3
Legacy inventory balances included in the totals above:		
Legacy raw materials	$ 7.4	$ 11.8
Legacy finished goods	5.4	11.4
Total legacy inventories	$ 12.8	$ 23.2

Demand for the *Bluebird* product has accelerated the transition from our legacy product line. In response to this, we took steps to address the most challenging components of the legacy inventory including selling older model used games and used units configured with undesirable laminate colors, as well as selling back to suppliers excess quantities of certain legacy raw materials. In fiscal 2005, in addition to our routine provision to recognize all inventory at lower of cost or market, we recorded incremental non-cash, pre-tax net inventory charges of $4.6 million to reduce legacy inventory to net realizable value. In fiscal 2006 and 2004, we did not record any incremental inventory charges.

5. GAMING OPERATIONS MACHINES AND PROPERTY, PLANT AND EQUIPMENT

The components of Gaming operations machines were as follows at June 30:

	2006	2005
Gaming operations machines	$ 177.9	$ 133.1
Less accumulated depreciation	(106.3)	(78.7)
Net gaming operations machines	$ 71.6	$ 54.4

We reclassified $4.8 million and $2.3 million net book value of gaming operations machines to inventory during fiscal 2006 and 2005, respectively.

The components of Property, plant and equipment were as follows at June 30:

	2006	2005
Land	$ 2.6	$ 2.6
Buildings and improvements	43.4	38.0
Machinery and equipment	53.5	42.1
Furniture and fixtures	9.4	8.2
	108.9	90.9
Less accumulated depreciation	(45.8)	(37.5)
Net property, plant and equipment	$ 63.1	$ 53.4

6. ROYALTIES, LICENSED TECHNOLOGIES, PATENTS, AND TRADEMARKS

At June 30, 2005, we reclassified our investment and royalty advances in technology and brand license agreements ("royalties and licensed technologies") and costs paid to third parties for patents and trademarks from operating activities to investing activities in our Consolidated Statements of Cash Flows. Over recent years, the nature and level of our investment and royalty advances and costs paid to third parties for patents and trademarks has changed. In the past, a majority of these investments and royalty advances pertained to licensing brand names and artistic rights

(tabular amounts in millions of U.S. dollars and millions of shares, except share amounts)

that we use to create game "themes." Beginning in fiscal 2004 and continuing through fiscal 2005 and 2006, we started acquiring and entering into long-term agreements for technology, patents, and trademarks. These are used in the development of revenue streams from the sale of new gaming machines to customers and gaming operations revenues related to participation gaming machines owned by us and placed at customers' sites on a lease basis. Since the productive assets classified as investments and royalty advances in other assets that were acquired during 2004 and 2003 related to game themes used in generating revenues from product sales and the placement of our gaming operations machines, we believed it was appropriate to classify such payments as operating activities.

However, due to changes that began in 2004 and continued into 2005 in the nature of our investment and royalty advances relating to licensed technologies, intellectual property licenses and costs paid to third parties for patents and trademarks, as well as the increase in the significance of such investments and royalty advances currently and expected in the future, we reconsidered the classification of such items in the Consolidated Statements of Cash Flows. We believe the most appropriate classification of these expenditures during 2005 was to report these as cash flows from investing activities in our Consolidated Statements of Cash Flows and we will continue to classify these as cash flows from investing activities in fiscal 2006 and beyond.

In order to enhance comparability to prior periods, we reclassified additions to royalties, licensed technologies, patents and trademarks for fiscal 2005 and 2004 from operating activities to investing activities. The impact of this reclassification was to benefit net cash provided by operating activities by $13.7 million and $13.1 million for fiscal 2005 and 2004, respectively, with an equally offsetting impact on cash flow from investing activities. In fiscal 2006, we have also reclassified royalties, licensed technologies, patents and trademarks from other assets into a separate line item on the Consolidated Balance Sheets and, in order to enhance comparability to prior periods, we reclassified such amounts from other assets at June 30, 2005, into a separate line item on the Consolidated Balance Sheets.

Royalties, licensed technologies, patents and trademarks consisted of the following at June 30:

	2006	2005
Gross royalties and licensed technologies	$ 82.1	$ 68.2
Accumulated amortization	(27.1)	(18.4)
Net royalties and licensed technologies	55.0	49.8
Less: royalties and licensed technologies, short term	(8.5)	(6.9)
Royalties and licensed technologies, long term	$ 46.5	$ 42.9
Long Term		
Royalties and licensed technologies, net of accumulated amortization	$ 46.5	$ 42.9
Patents	7.3	4.3
Trademarks	0.4	0.2
Total royalties, licensed technologies, patents and trademarks	$ 54.2	$ 47.4

Amortization expense for prepaid royalties and licensed technologies, which is charged to cost of product sales and cost of gaming operations, was $8.7 million, $9.7 million and $5.2 million for fiscal 2006, 2005 and 2004, respectively.

The estimated aggregate amortization expense for royalties and licensed technologies for each of the next five years is as follows:

Year Ended June 30,	
2007	$ 8.5
2008	14.6
2009	13.1
2010	4.9
2011	13.9
Total	$55.0

The estimated aggregate future intangible amortization as of June 30, 2006 does not reflect the significant commitments we have for future payments for royalties and licenses. See also Note 10, "Commitments and Contingencies." In fiscal 2006, we recorded an immaterial amount of patent amortization since a majority of the patent asset pertains to unissued patent applications. We anticipate that amortization of a majority of the current balance will begin in approximately three years from June 30, 2006, and will be amortized over a period of four to seventeen years.

7. OTHER ACCRUED LIABILITIES

The components of Other accrued liabilities were as follows at June 30:

	2006	2005
Accrued jackpot liability	$ 7.8	$ 1.8
Royalties payable	6.4	14.7
Deferred licensing purchase obligation	4.7	4.4
Other accrued liabilities	9.5	10.9
Total other accrued liabilities	$28.4	$31.8

8. INCOME TAXES

The following is a summary of Income (loss) before income taxes of U.S. and international operations for the fiscal years ended June 30:

	2006	2005	2004
United States	$48.0	$26.9	$ (4.0)
International	1.2	3.4	1.0
Total	$49.2	$30.3	$ (3.0)

Significant components of the Provision (benefit) for income taxes were as follows for the fiscal years ended June 30:

	2006	2005	2004
Current:			
Federal	$17.1	$ 2.1	$ —
State	1.2	0.1	—
Foreign	0.2	1.5	0.7
Total current	18.5	3.7	0.7
Deferred:			
Federal	(2.7)	(0.3)	(8.5)
State	(0.6)	0.2	(1.0)
Foreign	(0.5)	(0.1)	—
Total deferred	(3.8)	(0.2)	(9.5)
Tax benefit resulting from stock option exercises	1.2	5.6	6.7
Income tax provision (benefit), net	$15.9	$ 9.1	$ (2.1)

(tabular amounts in millions of U.S. dollars and millions of shares, except share amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Significant components of our deferred tax assets and liabilities at June 30 were:

	2006	2005
Deferred tax assets resulting from:		
Current:		
Net operating loss carryforward (NOL)	$ 1.0	$ 8.8
Research and development tax credit carryforward	—	2.4
Receivables valuation	1.2	1.1
Inventory valuation	5.0	4.7
Accrued and other items not currently deductible	4.2	3.7
Total current deferred tax assets	11.4	20.7
Non-current:		
Foreign tax credit carryforward (FTC)	2.1	2.5
Share-based payment expense	3.6	—
Book over tax depreciation	8.0	—
Other non-current	0.5	0.8
Total non-current deferred tax assets	14.2	3.3
Valuation allowance	(0.2)	(1.3)
Net deferred tax assets	25.4	22.7
Deferred tax liabilities resulting from:		
Tax over book depreciation	—	(2.8)
Other	(3.1)	(1.4)
Total net deferred tax assets	$22.3	$18.5

No deferred tax provision has been made for United States taxes related to approximately $7.2 million of undistributed earnings of foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when the remittance occurs.

At June 30, 2006, we had $2.1 million of foreign tax credit carryforwards expiring from 2014 through 2016, $22.0 million of state net operating loss carryforwards expiring from 2008 through 2024, and $1.7 million of foreign net operating loss with unlimited carryforward.

At June 30, 2006, we believed it was more likely than not that we would realize substantially all of the benefit of the $25.6 million of net deferred tax assets on our Consolidated Balance Sheet, including the net operating loss carryforwards. Accordingly, we reduced our valuation allowance against these deferred tax assets by $1.1 million during fiscal 2006, primarily due to realization of net operating losses of our South African subsidiary. In determining the level of required valuation allowance, we considered actual use of net operating losses and research and development credits in fiscal 2006, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The provision (benefit) for income taxes differs from the amount computed using the statutory federal income tax rate as follows for the fiscal years ended June 30:

	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	(35.0)%
State income taxes, net of federal benefit	2.9	2.6	(4.0)
Dividend received deduction on investment income	(0.1)	(0.6)	(4.6)
Research tax credits	(2.0)	(1.5)	(15.7)
Permanent items	0.8	0.4	3.2
Foreign rate differential	(0.1)	0.1	(11.2)
Change of prior years' taxes	(0.4)	(2.2)	1.4
Export sales deductions	(1.7)	(3.7)	(13.8)
Domestic Manufacturing Deduction	(1.3)	—	—
South African losses without current tax benefit	—	0.6	8.6
Reversal of valuation allowance, primarily relating to South African losses	(1.2)	—	—
Other, net	0.4	(0.7)	0.2
Effective tax rate	32.3%	30.0%	(70.9)%

Other, net in fiscal 2005 reflects a 1.9% or $1.5 million non-taxable settlement related to final settlement of tax advances with our former subsidiary, Midway Games. On November 19, 2004, WMS and Midway terminated (1) a tax sharing agreement; (2) a tax separation agreement; (3) a letter agreement; and (4) a settlement agreement that were entered into in connection with Midway's 1996 initial public offering and the 1998 distribution by WMS to its stockholders of its remaining Midway shares. Under the termination agreement, Midway paid WMS $1.5 million, and we recorded a pre- and after-tax benefit in other income of $1.5 million.

9. CONVERTIBLE SUBORDINATED NOTES AND REVOLVING CREDIT FACILITY

Convertible Subordinated Notes

At June 30, 2006, we had $115 million of convertible subordinated notes outstanding, bearing interest at 2.75% maturing on July 15, 2010. The notes are exchangeable at any time into an aggregate of 5.8 million shares of our common stock at a conversion price of $19.78 per share, subject to adjustment. The notes are subordinated in right of payment to all existing and future senior debt and will be effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, aggregating $3.2 million annually. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $19.78 per share. None of the holders have converted any of their convertible subordinated notes into our common stock. Our convertible notes are conventional convertible debt instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares of our common stock.

As of June 30, 2006, the fair value of the convertible subordinated notes was $159.2 million. The fair value of our convertible fixed-rate debt is significantly dependent on the market price of our common stock into which it can be converted.

We have no maturities of debt or sinking fund requirements through June 30, 2010.

Revolving Credit Facility

On October 4, 2005, we amended our unused line of credit for $50.0 million under a revolving credit agreement, due May 9, 2006, to increase the foreign exchange transaction and letter of credit sub-limit from $2.0 million to $5.0 million. No borrowing occurred on the line in fiscal 2006, 2005 or 2004.

(tabular amounts in millions of U.S. dollars and millions of shares, except share amounts)

On May 1, 2006, we entered into a new multi-year revolving credit agreement that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million, and replaces the $50 million revolving credit facility which would have expired on May 9, 2006. Up to $10 million of the credit facility is available for the issuance of letters of credit. The new credit agreement requires that we maintain certain financial ratios, which could limit our ability to declare dividends or make any distribution to holders of any shares of capital stock, or redeem or otherwise acquire such shares of our Company. At June 30, 2006, approximately $84.3 million was available for such purposes under the most restrictive of these covenants.

10. STOCKHOLDERS' EQUITY AND COMMON STOCK PLANS

General

Our authorized common stock consists of 100.0 million shares at $0.50 par value. Additionally, we have 5.0 million shares of $0.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by our Board of Directors.

Under the WMS Rights Agreement, each share of our common stock has an accompanying right to purchase, under certain conditions, one one-hundredth of a share of our Series A Preferred Stock at an exercise price of $100 per share, permitting each holder to receive $200 worth of our common stock valued at the then current market price. The rights become exercisable if any person or entity that did not, before the Plan was adopted, own 15% or more of our common stock acquires beneficial ownership of 15% or more of our common stock. The rights are redeemable by us at any time for $0.01 per right, subject to certain conditions, and expire in November 2007.

Common Stock Repurchase Program

Since the inception of the first common stock repurchase program in January 2002 through June 30, 2006, we have repurchased 3.6 million or 11% of our previously outstanding shares for an aggregate price of $52.5 million at an average price of $14.62 per share.

The following table summarizes our stock repurchase activity for fiscal 2006, 2005, and 2004:

Date of Board Authorization of Stock Repurchase Plan	Amount of Plan Authorization	Shares Purchased	Cost of Shares Purchased	Average Price per Share
Repurchases in fiscal 2004:				
April 2003/June 2003 Plan	$25.0	0.3	$ 5.0	$16.75
Repurchases in fiscal 2006:				
November 2005 Plan	$20.0	0.4	$10.0	$25.05

Each repurchase plan was originally authorized for a period of twelve months. We did not repurchase any stock during fiscal 2005. See also Note 18, "Subsequent Events."

Equity Compensation Plan

We currently have one equity compensation plan under which new grants may be made: our 2005 Incentive Plan (the "Plan"), which was approved by our stockholders on December 9, 2004. The Plan consolidated shares available under our previous stock option plans into the new Plan, although outstanding equity grants under the previous plans are still governed by those individual plans. The Plan permits us to grant options to purchase shares of our common stock, restricted stock, and other stock awards. Options may be granted as incentive stock options, designed to meet the requirements of Section 422 of the Internal Revenue Code or they may be "non-qualified" options that do not meet the requirements of that section. The Compensation Committee of the Board of Directors determines, or at times recommends to the Board: which of the eligible directors, officers, employees, consultants and advisors receive equity awards; the terms, including any vesting periods or performance requirements of the awards; and the size of the awards. The non-employee members of our Board of Directors determine any award made to non-employee directors.

The Company issues new shares and shares from treasury for shares delivered under the Plan. The parameters of the Company's share purchase activity are not established solely with reference to the dilutive impact of deliveries made under the Plan. However, the Company expects that, over time, share purchases may partially offset the dilutive impact of deliveries to be made under the Plan.

A maximum of 6.0 million shares were authorized for awards under our plans. As of June 30, 2006, 0.5 million shares of common stock remained available for possible future issuance under our Plan.

The purpose of the Plan is to encourage our employees, non-employee directors, consultants and advisors to acquire an ownership interest in our common stock and to enable these individuals to realize benefits from an increase in the value of our common stock. We believe that this benefit provides these individuals with greater incentive to work to improve our business and encourages their continued provision of services to us and, generally, promotes our interests and those of our stockholders.

A summary of information with respect to share-based compensation is as follows, for the fiscal years ended June 30:

	2006	2005	2004
Share-based compensation expense included in pre-tax income	$12.2	$ 3.9	$ 0.8
Income tax benefit related to share-based compensation	4.6	1.5	0.3
Share-based compensation expense included in net income	$ 7.6	$ 2.4	$ 0.5
Diluted earnings per share impact of share-based compensation expense	$0.20	$0.06	$0.02

Stock Options

Pursuant to the Plan, for options, the option price per share with respect to each option is determined by the Compensation Committee and is not less than the fair market value of our common stock on the date on which the option is granted. The Plan has a term of 10 years, unless terminated earlier, and stock options granted under the Plan have terms up to 10 years, with vesting generally occurring equally over one to four years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. On occasion, the Company may issue stock options that immediately vest, in which case compensation expense equal to the total fair value of the option grant is immediately recognized. Stock option activity was as follows for fiscal 2006:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1]
Stock options outstanding at June 30, 2005	4.1	$23.25		
Granted	0.5	$26.71		
Exercised	(0.3)	$16.35		
Expired or Cancelled	—	—		
Forfeited	(0.1)	$25.98		
Stock options outstanding at June 30, 2006	4.2	$23.99	7.0	$19.6
Stock options exercisable at June 30, 2006	2.9	$21.78	6.2	$18.2

(1) Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option.

(tabular amounts in millions of U.S. dollars and millions of shares, except share amounts)

Other information pertaining to stock options was as follows for the years ended June 30:

	2006	2005	2004
Weighted average grant-date fair value of stock options granted	$11.96	$13.19	$11.55
Total grant-date fair value of stock options vested	8.2	12.7	9.1
Total intrinsic value of stock options exercised	3.1	14.7	17.2

For fiscal 2006, cash received from the exercise of stock options was $4.2 million and the income tax benefit realized from exercise of stock options was $1.2 million. As of June 30, 2006, there was $10.0 million of total stock option compensation expense related to nonvested stock options not yet recognized, which is expected to be recognized over a weighted average period of 1.5 years.

In December 2004, we paid and expensed $0.7 million to our President and Chief Executive Officer to compensate him for deferring a stock option grant from August 2004 for 0.1 million shares of our common stock that he was entitled to under his employment agreement. The payment was calculated as the difference between the stock price in August 2004 on the date the President and Chief Executive Officer agreed to the deferral and the stock price on the actual grant date in December 2004.

In September 2004, the Board of Directors approved a director emeritus program for directors who reach age 75 or have served on the Board of Directors for at least 20 years. The emeritus program is being phased in to maintain continuity and avoid losing the benefit of valuable experience. In December 2005 and 2004, twenty-five thousand and thirty-two thousand, respectively, fully vested five-year stock options were issued to two directors emeritus upon their retirement from the Board.

During fiscal 2006, 2005 and 2004, we expensed zero, $0.1 million and $0.1 million, respectively, for the value of common stock options issued for services from consultants.

Restricted Stock Grants

Upon the recommendation of our Compensation Committee, our Board of Directors has, on occasion, granted restricted stock to our employees, officers, or directors to motivate them to devote their full energies to our success, to reward them for their services and to align their interests with the interests of our stockholders.

Under the Plan, participants may be granted restricted stock, representing an unfunded, unsecured right, which is nontransferable except in the event of death of the participant, to receive a WMS common share on the date specified in the participant's award agreement. The restricted stock granted under this plan is subject to vesting generally occurring equally over three to five years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the vesting period for the entire award. Restricted stock activity was as follows:

	Restricted Stock Shares	Weighted Average Grant-Date Fair Value[(1)]
Nonvested balance at June 30, 2005	0.3	$30.70
Granted	—	—
Vested	(0.1)	30.60
Forfeited	—	—
Nonvested balance at June 30, 2006	0.2	$30.70

(1) For restricted stock, grant-date fair value is equal to the closing market price of a share of WMS common stock on the grant date.

As of June 30, 2006, there was $4.6 million of total restricted share compensation expense related to nonvested awards not yet recognized, which is expected to be recognized over a weighted average period of 1.8 years.

Stock-Based Performance Contingent Units

As of June 30, 2006, there were 120,368 stock-based performance contingent units outstanding with a weighted average grant-date fair value per unit of $33.29. The stock-based performance units contain performance goals set by the Board of Directors based on levels of total revenue and free cash flow over the following periods: thirty-month period ending June 30, 2007 for 52,164 units; and thirty-six month period ending June 30, 2008 for 68,204 units. The number of shares of stock awarded to participants is dependent upon the achievement of the performance goals and the extent to which each goal is achieved or exceeded, and can result in shares issued up to 200% of the targeted number of shares under each grant. Based on the current assessment of the performance goals, the Company has not recorded any expense relating to the stock-based performance units outstanding.

Deferred Stock

On June 16, 2005, non-management members of the Board of Directors were awarded an aggregate of 26,552 units of deferred stock under the Plan. The deferred stock units vested immediately and shares of our common stock will be issued upon the directors leaving the Board. Grantees are not entitled to vote their deferred stock units or to receive cash dividends, but they are entitled to receive make whole payments on any declared and paid cash dividends on our common stock. In connection with the grant of deferred stock units to non-management members of the Board of Directors in June 2005, we recorded $0.9 million of selling and general administrative expense.

Warrants

In September 2003, our Board of Directors, as part of the inducement to a licensor to extend their license agreement with us, approved a grant of 0.25 million common stock purchase warrants valued at $3.9 million. The warrants' exercise price is $35.04 per share of our common stock, subject to adjustment. The warrants are non-cancelable and vest with respect to 20% of the underlying shares in each year commencing on January 1, 2007 until fully vested on January 1, 2011, subject to earlier vesting under specified circumstances. The warrants expire on September 14, 2013. During fiscal 2006, 2005 and 2004, we expensed $0.5 million, $0.5 million and $0.4 million, respectively, for the value of warrants issued in connection with the extended license agreement.

We used the Black-Scholes pricing model to determine the fair value of warrants and incorporated the following assumptions: risk-free rate of 4.15%; expected volatility of 0.54; expected life of 10 years; and an expected dividend of zero. The risk-free rate was determined based on the interest rate of U.S. Government treasury obligations with a maturity date comparable to the life of the warrants issued. Other assumptions, relating to the warrant's life, strike price and our common stock price, were determined at the date the warrants were issued.

11. COMMITMENTS AND CONTINGENCIES

Future minimum rental commitments under non-cancelable operating leases were as follows as of June 30, 2006:

2007	$ 3.9
2008	3.4
2009	3.2
2010	2.9
2011	2.9
Thereafter	13.1
	$29.4

Rent expense for fiscal 2006, 2005 and 2004 was $3.7 million, $2.7 million and $2.1 million, respectively.

We routinely enter into license agreements with others for the use of intellectual properties in our products. These agreements generally provide for royalty and license advances when the agreements are signed, minimum commitments which are cancellable in certain circumstances, as well as contingent payments based on future events.

(tabular amounts in millions of U.S. dollars and millions of shares, except share amounts)

We had total royalty commitments, advances and payments made and potential future royalty payments as follows:

June 30, 2006	Minimum Commitments	Contingent Payments	Total Potential Payments
Total royalty and license commitments	$121.2	$ 0.1	$121.3
Advances and payments made	(78.0)	—	(78.0)
Potential future payments	$ 43.2	$ 0.1	$ 43.3

We had $78.0 million total advances and payments made through June 30, 2006, of which $27.7 million had been charged to expense, $8.5 million is included in Other current assets and $41.8 million is included in Royalties and licensed technologies. We have capitalized an additional $4.7 million of royalties and licensed technologies which are accrued in Other accrued liabilities.

As of June 30, 2006, we estimate that potential future royalty payments in each fiscal year will be as follows:

	Minimum Commitments	Contingent Payments	Total Potential Payments
2007	$ 16.5	$ 0.1	$ 16.6
2008	10.6	—	10.6
2009	5.6	—	5.6
2010	5.3	—	5.3
2011	5.2	—	5.2
Thereafter	—	—	—
Total	$ 43.2	$ 0.1	$ 43.3

Licensed Technologies

As part of our business strategy, we license technologies from third parties which are included in the amounts reported above. At June 30, 2006, we had minimum commitments related to licensed technologies aggregating $26.1 million, of which $25.7 million had been paid as advances and $1.8 million had been charged to expense. If we determine that we will not realize the value of a particular licensed technology, we will record an immediate charge in our Consolidated Statements of Operations at the time of such determination. If all of the contingent payments became due and all of the technologies were to have no further value to us, we would record a charge of up to $23.3 million.

12. LITIGATION

On October 2, 2003, La Societe de Loteries du Quebec (Loto-Quebec) filed claims against us and Video Lottery Consultants Inc., a subsidiary of IGT (VLC) in the Superior Court of the Province of Quebec, Quebec City District (200-06-000017-015). The pleadings allege that Loto-Quebec would be entitled to be indemnified by the manufacturers of Loto-Quebec's VLTs, specifically WMS and VLC, if the class action plaintiffs, described below, are successful in the pending class action lawsuit against Loto-Quebec. We are currently proceeding with discovery, and we intend to vigorously defend ourselves against the allegations. We are unable to predict the outcome of these actions, or a reasonable estimate of the range of possible loss, if any.

The class action lawsuit discussed in Loto-Quebec's claim was brought on May 18, 2001 against Loto-Quebec in the Superior Court of the Province of Quebec. It alleges that the members of the class developed a pathological gambling addiction by using Loto-Quebec's VLTs and that Loto-Quebec, as owner, operator and distributor of VLTs, failed to warn players of the alleged dangers associated with VLTs. Spielo Manufacturing Inc., another manufacturer of VLTs, voluntarily intervened to support Loto-Quebec's position. Class status was granted by the Court on May 6,

2002, authorizing Jean Brochu to act as the representative plaintiff. The class of 119,000 members is requesting damages totaling almost $700 million Canadian dollars, plus interest.

13. INFORMATION ON GEOGRAPHIC AREAS

Revenues derived from customers in the United States accounted for 79%, 76% and 74% of total Company revenues for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. The United States had more than 90% of the Company's total long-lived assets as of June 30, 2006, 2005 and 2004. No other country in which the Company conducts business had greater than 10% of the Company's total revenues or long-lived assets for the periods presented.

Geographic revenue information is determined by country of destination. Our operations outside the United States include: gaming operations machines located in Canada, Europe and South Africa; sales offices in Italy, Spain, South Africa and the United Kingdom; and game development studios in Australia and the United Kingdom. Substantially all of our revenues from customers outside the United States are denominated in U.S. dollars. At June 30, 2006, 2005 and 2004, 37.1%, 29.0% and 18.1%, respectively, of trade accounts and notes receivable are from customers located outside of the United States.

14. RETIREMENT PLANS

We sponsor 401(k) defined contribution plans within the United States. The plans cover full-time employees and provide for our contributions of up to 4.5 percent of covered employees' compensation as defined in the plan. Our expense for the defined contribution plans totaled $2.3 million, $2.1 million and $1.6 million in fiscal 2006, 2005 and 2004, respectively.

We have two frozen defined benefit pension plans related to previously discontinued operations. Pension expense for these plans was not significant in the aggregate.

15. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Additional cash flow information was as follows for the fiscal years ended June 30:

	2006	2005	2004
Income taxes paid	$17.4	$ 1.4	$ 1.0
Interest paid	3.2	3.2	1.8
Schedule of non-cash investing activities:			
Gaming operations machines transferred to inventory	$ 4.8	$ 2.3	$ 0.2
Issuance of stock warrants to licensor	—	—	3.9
Accrual of deferred licensing purchase obligation	—	9.1	—

We incurred non-cash losses and expenses of $15.4 million, $4.9 million and $2.1 million during fiscal 2006, 2005, and 2004, respectively. The significant increase in fiscal 2006 is due to the adoption of SFAS No. 123R, effective July 1, 2005 (see Note 2, "Principal Accounting Policies").

16. HURRICANE DAMAGE

During the September 2005 quarter, two hurricanes devastated the Gulf Coast of Louisiana and Mississippi, which affected the Company's facilities and its customers' facilities. We reopened our Gulfport, MS facility in November 2005, but incurred, and continue to incur hurricane-related revenue loss from the following items: a) the inability to deliver orders for new units, many of them premium-priced units, and we were unable to install incremental participation games and casino-owned daily fee games; b) lost revenues per day per machine from participation games, including WAP games and casino-owned daily fee games, that continued to be inoperable at June 30, 2006; c) lost revenues from participation games, including WAP games and casino-owned daily fee games installed in casinos that were closed immediately after the hurricanes but reopened before June 30, 2006; and d) lost new unit, parts sales

(tabular amounts in millions of U.S. dollars and millions of shares, except share amounts)

and conversion revenues. Historically, our participation revenue per day in the Mississippi and Louisiana markets has been over 40% higher than our overall average.

We carry both property and business interruption insurance. We expect damage to our leased facility in Gulfport to be covered by our property insurance, after the deductible. In October 2005, we received the first property insurance payment from the insurance company. We have assessed the usability of the inventory and participation gaming machines damaged in our Gulfport facility and added damaged items to our property claim.

The property insurance carries a deductible that was expensed in the September 2005 quarter, as was our $100,000 contribution to our employee relief fund and other related expenses. There is no deductible for the business interruption insurance and this coverage began 48 hours after elected officials ordered the evacuation of the areas. During the June 2006 quarter, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for losses arising from Hurricane Katrina, which we recorded in interest and other income, net on the Consolidated Statements of Operations. We continue to pursue additional insurance claims, but cannot presently estimate the amount or timing of any additional payment. The Company has not recorded and will not record any amount for unreimbursed business interruption claims until an agreement is reached with its insurer as to the amount of the recovery.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information is as follows for fiscal 2006 and 2005:

	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006
Fiscal 2006 Quarters				
Revenues	$104.4	$113.4	$110.7	$122.7
Gross profit	54.4	61.3	61.0	64.0
Net income	6.1	8.0	9.2	10.0
Earnings per share:				
Basic	$ 0.19	$ 0.26	$ 0.29	$ 0.32
Diluted	$ 0.18	$ 0.23	$ 0.26	$ 0.28
Weighted average common shares:				
Basic	31.4	31.3	31.4	31.4
Diluted	37.9	37.6	37.7	38.3

	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005
Fiscal 2005 Quarters				
Revenues	$ 75.1	$ 94.0	$107.7	$111.6
Gross profit	38.7	46.2	54.3	56.8
Net income	2.4	3.9	7.2	7.7
Earnings per share:				
Basic	$ 0.08	$ 0.13	$ 0.23	$ 0.25
Diluted	$ 0.08	$ 0.12	$ 0.21	$ 0.22
Weighted average common shares:				
Basic	30.3	30.6	30.8	31.1
Diluted	31.0	37.6	37.5	37.8

Effective July 1, 2005, the Company adopted SFAS No. 123R. As a result, we recognized after-tax share-based compensation of $1.7 million, $1.9 million, $1.1 million and $1.1 million in the September 2005, December 2005, March 2006 and June 2006 quarters, respectively, due specifically to the adoption of SFAS No. 123R. See Note 2, "Principal Accounting Policies" for further information.

The June 2005 quarter includes $1.9 million of after-tax net inventory charges primarily reflecting the write down of legacy inventory to net realizable value.

The March 2005 quarter includes an after-tax benefit in other income of $0.4 million from the license of certain intellectual property of a discontinued business and an after-tax charge of $0.7 million for employee separation costs. The March 2005 quarter also includes $1.0 million of after-tax net inventory charges primarily reflecting the write down of legacy inventory to net realizable value.

The December 2004 quarter includes a pre- and after-tax benefit in other income of $1.5 million related to final settlement of tax advances with our former subsidiary, Midway Games.

18. SUBSEQUENT EVENTS

Acquisition

On July 13, 2006, we completed the acquisition of 100% of the outstanding stock of privately-held Orion Financement Company ("Orion Gaming"), a Netherlands-based company that designs, manufactures and sells gaming machines. The total consideration for Orion Gaming was €23.6 million (or approximately U.S. $30.2 million), of which €8.6 million (U.S. $11.0 million) was for debt retirement. Orion stockholders received €15.0 million, comprised of €7.5 million (U.S. $9.6 million) in cash and €7.5 million (U.S. $9.6 million) of WMS common stock (approximately 366,400 shares). Orion Gaming's senior management, which has led the company from inception, will remain with the company. Orion Gaming will operate as a separate subsidiary. The transaction is expected to be neutral to slightly accretive to our fiscal 2007 net income.

Share Repurchase Authorization

On August 8, 2006, the Company's Board of Directors approved an expansion and extension of the existing share repurchase authorization. The share repurchase authorization was increased by $15 million to a total of $35 million and the expiration date was extended until August 2007. Reflecting fiscal 2006 share repurchases, at the time of the expansion approximately $25 million remained outstanding under the expanded authorization. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions.

Our common stock, par value $0.50, trades publicly on the New York Stock Exchange under the symbol "WMS." The following table shows the high and low sale prices of our common stock for the two most recent fiscal years, as reported on the NYSE:

	High	Low
Fiscal Year Ended June 30, 2006		
First Quarter	$35.19	$27.21
Second Quarter	28.61	20.06
Third Quarter	30.55	24.08
Fourth Quarter	33.10	24.56
Fiscal Year Ended June 30, 2005		
First Quarter	$30.94	$19.36
Second Quarter	33.85	24.66
Third Quarter	33.94	26.37
Fourth Quarter	34.19	24.75

On August 31, 2006, there were approximately 749 holders of record of our common stock.

Dividend Policy

No cash dividends were declared or paid on our common stock during fiscal 2006 or 2005. The payment of future cash dividends will depend upon, among other things, our earnings, anticipated expansion and capital requirements and financial condition. We do not expect to pay cash dividends in the foreseeable future.

We have agreed to make additional payments of interest on our convertible subordinated notes if we declare a cash dividend on our common stock. The amount of the payments will be equal to the cash dividends that would be payable to the holders of the notes if the holders had converted their notes into shares of our common stock on the record date for the dividend. However, no such payment will be made if the dividend that would otherwise trigger the payment causes an adjustment to the note conversion rate.

On May 1, 2006, we entered into a new multi-year revolving credit agreement that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million, which replaces the $50 million revolving credit facility which was terminated on May 1, 2006. The new credit agreement requires that we maintain certain financial ratios, which could limit our ability to declare dividends or make any distribution to holders of any shares of capital stock, or redeem or otherwise acquire such shares of our Company. At June 30, 2006, approximately $84.3 million would have been available for such purposes under the most restrictive of these covenants.

CORPORATE INFORMATION

EXECUTIVE OFFICE

800 S. Northpoint Boulevard
Waukegan, IL 60085
(847) 785-3000

WEBSITE

www.wmsgaming.com

AUDITORS

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

COUNSEL TO THE COMPANY

Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

TRANSFER AGENT AND REGISTRAR

Stockholder Inquiries:
The Bank of New York
Shareholder Relations
Department 12-E
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458
www.stockbny.com
e-mail: Shareowners@bankofny.com

Certificate Transfers and
Address Changes:
The Bank of New York
Receive and Deliver
Department 11-W
P.O. Box 11002
Church Street Station
101 Barclay Street
New York, NY 10286

INVESTOR RELATIONS

William H. Pfund
(847) 785-3167

PUBLICATIONS

A copy of our Annual Report on Form 10-K is available without charge upon written request to:

WMS Industries Inc.
Attn.: Treasurer
800 South Northpoint Boulevard
Waukegan, IL 60085

Our Board of Directors has adopted corporate charters for our Audit and Ethics Committee, our Compensation Committee and our Nominating and Corporate Governance Committee. It also has adopted Corporate Governance Guidelines and a Code of Conduct. These documents describe the responsibilities of our directors and executive officers and other key corporate governance matters. We will provide a copy of these documents to stockholders, without charge, upon written request addressed to us at 800 S. Northpoint Boulevard, Waukegan, IL 60085, attention: Treasurer. These documents also can be viewed on the Corporate Governance page of our website at: www.wmsgaming.com.

CERTIFICATIONS

We have submitted to the New York Stock Exchange the certification of our CEO for the prior year stating that he was not aware of any violation by our company of the New York Stock Exchange corporate governance listing standards. We have filed with the Securities and Exchange Commission, as an exhibit to our most recently filed Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of our public disclosure.

LEGAL NOTICES

designed by curran & connors, inc. / www.curran-connors.com

800 South Northpoint Boulevard

Waukegan, Illinois 60085

847.785.3000

www.wmsgaming.com